Exhibit 99.2

Unaudited Interim Report

for the six-month period ended

30 June 2017

Index

1. Management report	3
1.1. Selected financial figures	3
1.2. Financial performance	6
1.3. Liquidity position and capital resources	12
1.4. Risks and uncertainties	13
1.5. Events after the balance sheet date	17

2. Statement of the Board of Directors	18

3. Report of the statutory auditor	19

4. Unaudited condensed consolidated interim financial statements	20
4.1. Unaudited condensed consolidated interim income statement	20
4.2. Unaudited condensed consolidated interim statement of comprehensive income	21
4.3. Unaudited condensed consolidated interim statement of financial position	22
4.4 Unaudited condensed consolidated interim statement of changes in equity	23
4.5. Unaudited condensed consolidated interim statement of cash flows	24
4.6 Notes to the unaudited condensed consolidated interim financial statements	25

1.  Management report

Anheuser-Busch InBev is a publicly traded company (Euronext: ABI) based in Leuven, Belgium, with secondary listings on the Mexico (MEXBOL: ANB) and South Africa (JSE: ANH) stock exchanges and with American Depositary Receipts on the New York Stock Exchange (NYSE: BUD). Our Dream is to bring people together for a better world. Beer, the original social network, has been bringing people together for thousands of years. We are committed to building great brands that stand the test of time and to brewing the best beers using the finest natural ingredients. Our diverse portfolio of well over 500 beer brands includes global brands Budweiser®, Corona® and Stella Artois®; multi-country brands Beck’s®, Castle®, Castle Lite®, Hoegaarden® and Leffe®; and local champions such as Aguila®, Antarctica®, Bud Light®, Brahma®, Cass®, Chernigivske®, Cristal®, Harbin®, Jupiler®, Klinskoye®, Michelob Ultra®, Modelo Especial®, Quilmes®, Victoria®, Sedrin®, Sibirskaya Korona® and Skol®. Our brewing heritage dates back more than 600 years, spanning continents and generations. From our European roots at the Den Hoorn brewery in Leuven, Belgium. To the pioneering spirit of the Anheuser & Co brewery in St. Louis, US. To the creation of the Castle Brewery in South Africa during the Johannesburg gold rush. To Bohemia, the first brewery in Brazil. Geographically diversified with a balanced exposure to developed and developing markets, we leverage the collective strengths of approximately 200 000 employees based in more than 50 countries worldwide. For 2016, AB InBev’s reported revenue was 45.5 billion US dollar (excluding joint ventures and associates).

The following management report should be read in conjunction with Anheuser-Busch InBev’s 2016 audited consolidated financial statements and with the unaudited condensed consolidated interim financial statements as at 30 June 2017.

In the rest of this document we refer to Anheuser-Busch InBev as “AB InBev” or “the company”.

On 10 October 2016, AB InBev announced the completion of the Belgian Merger and the successful completion of the business combination with the former SABMiller Group (“SAB”).

The combined company has operations in virtually every major beer market and an expanded portfolio that includes global, multi-country and local brands, providing more choices for consumers around the world. Customers will benefit from a broad distribution network and strong brand-building expertise. The company will also continue to develop its business in partnership with its suppliers as it continues brewing the best beers using the best ingredients.

Following the combinations with SAB, AB InBev benefits from a geographically diversified platform, with a stronger presence in key emerging regions with attractive growth prospects, such as Africa and Latin America. The growth opportunities in these developing markets complement the stability and strength of the company’s strong existing presence in developed markets.

As a result of the Belgian merger, which was the final step in completion of the combination, the former AB InBev merged into Newbelco, and Newbelco has become the holding company for the combined former AB InBev and SAB groups. All assets and liabilities of the former AB InBev have been transferred to Newbelco, and Newbelco has automatically been substituted for the former AB InBev in all its rights and obligations by operation of Belgian law. Newbelco has been renamed Anheuser-Busch InBev, and the former AB InBev has been dissolved by operation of Belgian law.

The shares in the former AB InBev were delisted from Euronext Brussels, the Bolsa Mexicana de Valores and the Johannesburg Stock Exchange. The new ordinary shares were admitted to listing and trading on Euronext Brussels, the Johannesburg Stock Exchange and the Bolsa Mexicana de Valores at the opening of business in each market on 11 October 2016. In addition, ADSs trading on the New York Stock Exchange, each of which used to represent one ordinary share of the former AB InBev, now each represent one new ordinary share, effective as of the opening of business in New York on 11 October 2016.

The share capital of AB InBev now amounts to 1 238 608 344 euro. It is represented by 2 019 241 973 shares without nominal value, of which 85 540 392 are held in treasury by AB InBev and its subsidiaries as at 30 June 2017. All shares are new ordinary shares, except for 325 999 817 restricted shares.

Following the combination, AB InBev is consolidating SAB and reporting the results of the retained SAB operations in its income statement as of the fourth quarter 2016.

RECENT EVENTS

Completion of the disposal of the former SAB’s Central and Eastern European business

On 31 March 2017, the company announced the completion of the divestiture of the businesses formerly owned by SAB in Poland, the Czech Republic, Slovakia, Hungary and Romania (the “CEE Business”) for a transaction value of 7.3 billion euro on a cash free/debt free basis. The results of the CEE Business were presented as part of “Results from discontinued operations” until the completion of the disposal.

Disposal of the company’s interest in Distell Group Limited to the Public Investment Corporation

On 12 April 2017, the company announced the completion of the sale of its entire indirect shareholding in Distell Group Limited to the Public Investment Corporation Limited, acting on behalf of the Government Employees Pension Fund. The sale was required as a condition of the South African Competition Tribunal’s approval on 30 June 2016 of the business combination between AB InBev and SAB.

Repayment of 8 billion US dollar Term Loan due 2021

On 10 April 2017, the company repaid 6 billion US dollar of the 8 billion US dollar Term Loan due 2021. On 12 June 2017, AB InBev fully repaid the remaining 2 billion US dollar outstanding. This Term Loan was the last remaining facility of the 75 billion US dollar senior facilities raised in October 2015 to finance the combination with SAB.

1.1.   Selected financial figures

To facilitate the understanding of AB InBev’s underlying performance, the comments in this management report, unless otherwise indicated, are based on organic and normalized numbers. “Organic” means the financials are analyzed eliminating the impact of changes in currencies on translation of foreign operations, and scopes. Scopes represent the impact of acquisitions and divestitures, the start-up or termination of activities or the transfer of activities between segments, curtailment gains and losses and year-over-year changes in accounting estimates and other assumptions that management does not consider part of the underlying performance of the business.

To facilitate the understanding of AB InBev’s underlying performance the company is presenting in this management report the 2016 consolidated volumes and results up to Normalized EBIT on a 2016 Reference base and as such these financials are included in the organic growth calculation. The 2016 Reference base includes, for comparative purposes, the results of SAB business from the 1st January 2016.

The tables in this management report provide the segment information per region for the six-month period ended 30 June 2017 and 2016 in the format up to Normalized EBIT level that is used by management to monitor performance. The differences between the 2016 Reference base and the 2016 income statement as Reported represent the effect of the combination with SAB. The profit, cash flow and balance sheet are presented as Reported in 2016. The results of the CEE Business were reported as “Results from discontinued operations” until the completion of the disposal that took place on 31 March 2017. The results of Distell were reported as share of results of associates until the completion of the sale that occurred on 12 April 2017, and accordingly, are excluded from normalized EBIT and EBITDA.

Whenever used in this report, the term “normalized” refers to performance measures (EBITDA, EBIT, Profit, EPS, effective tax rate) before non-recurring items and discontinued operations. Non-recurring items are either income or expenses which do not occur regularly as part of the normal activities of the company. They are presented separately because they are important for the understanding of the underlying sustainable performance of the company due to their size or nature. Normalized measures are additional measures used by management, and should not replace the measures determined in accordance with IFRS as an indicator of the company’s performance, but rather should be used in conjunction with the most directly comparable IFRS measures.

The tables below set out the components of AB InBev’s operating income and operating expenses, as well as the key cash flow figures.

For the six-month period ended 30 June Million US dollar	2017	%	2016 Reported	%	2016 Reference base	%

Revenue[1]	27 104	100%	20 206	100%	25 526	100%
Cost of sales	(10 674)	39%	(8 002)	40%	(10 065)	39%

Gross profit	16 430	61%	12 204	60%	15 462	61%
SG&A	(8 779)	32%	(6 711)	33%	(8 575)	34%
Other operating income/(expenses)	408	2%	422	2%	492	2%

Normalized profit from operations (Normalized EBIT)	8 059	30%	5 915	29%	7 379	29%
Non-recurring items	(287)	1%	(139)	—

Profit from operations (EBIT)	7 773	29%	5 775	29%

Depreciation, amortization and impairment	2 103	8%	1 559	8%	1 967	8%
Normalized EBITDA	10 162	37%	7 474	37%	9 346	37%
EBITDA	9 881	36%	7 334	36%

Normalized profit attributable to equity holders of AB InBev	3 331	12%	2 571	13%
Profit from continuing operations attributable to equity holders of AB InBev	2 880	11%	285	2%
Profit attributable to equity holders of AB InBev	2 908	11%	285	2%

1Turnover less excise taxes. In many jurisdictions, excise taxes make up a large proportion of the cost of beer charged to the company’s customers.

For the six-month period ended 30 June Million US dollar	2017	2016

Operating activities
Profit	3 600	829
Interest, taxes and non-cash items included in profit	6 379	6 564
Cash flow from operating activities before changes in working capital and use of provisions	9 979	7 393

Change in working capital	(2 352)	(1 673)
Pension contributions and use of provisions	(288)	(265)
Interest and taxes (paid)/received	(3 381)	(3 008)
Dividends received	60	6
Cash flow from operating activities	4 018	2 453

Investing activities
Net capex	(1 579)	(1 419)
Acquisition and sale of subsidiaries, net of cash acquired/disposed of	(448)	(1 035)
Proceeds from the sale/(acquisition) of investment in short-term debt securities	2 788	(55 905)
Net of tax proceeds from the sale of assets held for sale	5 134	58
Other	219	2
Cash flow from investing activities	6 114	(58 299)

Financing activities
Dividends paid	(4 475)	(3 929)
Net (payments on)/proceeds from borrowings	(5 239)	58 801
Other (including net finance (cost)/income other than interest)	(361)	75
Cash flow from financing activities	(10 075)	54 947

Net increase/(decrease) in cash and cash equivalents	57	(899)

1.2.  Financial performance

Given the transformational nature of the combination with SAB, the company has updated its 2016 segment reporting for purposes of results announcements and internal review by senior management. This presentation includes, for comparative purposes, the results of SAB from the 1st January 2016.

AB InBev is presenting its results under six regions: North America, Latin America West, Latin America North, Latin America South, EMEA and Asia Pacific.

For further information on the basis under which the Reference Base was prepared, please refer to section Adjusted segment information presented in the 2016 Management Report.

The tables in this management report provide the segment information per region for the six-month period ended 30 June 2017 and 2016 in the format down to Normalized EBIT level that is used by management to monitor performance. To facilitate the understanding of AB InBev’s underlying performance the company is presenting in this management report the 2016 consolidated volumes and results down to Normalized EBIT on a 2016 Reference base and as such these financials are included in the organic growth calculation.

The profit, cash flow and balance sheet are presented as Reported in 2016.

The tables below provide a summary of the performance of AB InBev for the six-month period ended 30 June 2017 and 2016 (in million US dollar, except volumes in thousand hectoliters) and the related comments are based on organic numbers.

AB INBEV WORLDWIDE	2016 Reference Base	Scope[1]	Currency translation	Organic growth	2017	Organic growth %

Volumes	293 497	11 239	-	814	305 550	0.3%
Revenue	25 526	209	279	1 091	27 104	4.4%
Cost of sales	(10 065)	(74)	(125)	(409)	(10 674)	(4.3)%
Gross profit	15 462	133	154	682	16 430	4.4%
SG&A	(8 575)	(218)	(93)	106	(8 779)	1.2%
Other operating income/(expenses)	492	(68)	16	(31)	408	(7.3)%
Normalized EBIT	7 379	(153)	77	756	8 059	10.5%
Normalized EBITDA	9 346	(101)	96	821	10 162	9.0%
Normalized EBITDA margin	36.6%				37.5%	161 bps

In the first six months of 2017 AB InBev delivered normalized EBITDA growth of 9.0%, while its normalized EBITDA margin increased 161 bps, reaching 37.5%.

Consolidated volumes grew 0.3%, with own beer volumes growing 1.0% and non-beer volumes decreasing 4.1%.

Consolidated revenue grew 4.4% to 27 104m US dollar, with revenue per hectoliter increasing 4.2%. On a constant geographic basis (i.e. eliminating the impact of faster growth in countries with lower revenue per hectoliter), revenue per hectoliter grew by 4.1%. Combined revenues of the company’s three global brands, Corona, Stella Artois and Budweiser, grew by 10.6%. Budweiser revenues grew by 6.5%, with 13.9% growth in revenues outside of the United States, as a result of strong growth in China and Brazil. Stella Artois grew by 12.9%, driven mainly by growth in the United States and Argentina. Corona had a solid half year as well, with revenues growing 18.0%, with 36.6% growth in revenues outside of Mexico, as a result of strong growth in China and Australia.

Consolidated Cost of Sales (CoS) increased 4.3%, or 4.2% on a per hectoliter basis. On a constant geographic basis, CoS per hectoliter increased by 4.3%.

VOLUMES

The table below summarizes the volume evolution per region and the related comments are based on organic numbers. Volumes include not only brands that AB InBev owns or licenses, but also third party brands that the company brews as a subcontractor and third party products that it sells through AB InBev’s distribution network, particularly in Europe. Volumes sold by the Global Export business, which includes the company’s global headquarters and the export businesses which have not been allocated to the company’s regions, are shown separately.

Thousand hectoliters	2016 Reference Base	Scope	Organic growth	2017	Organic growth %

North America	58 439	211	(1 494)	57 156	(2.6)%
Latin America West	52 534	(50)	704	53 188	1.3%
Latin America North	56 922	(5)	(367)	56 550	(0.6)%
Latin America South	14 819	-	1 000	15 819	6.8%
EMEA	57 719	11 441	466	69 625	0.8%
Asia Pacific	52 162	(20)	426	52 568	0.8%
Global Export and Holding Companies	902	(337)	80	644	14.1%
AB InBev Worldwide	293 497	11 239	814	305 550	0.3%

North America total volumes decreased 2.6%. The company estimates that United States industry beer sales-to-retailers adjusted for the number of selling days declined by 1.1%. The company’s beer sales-to-retailers adjusted for the number of selling days declined by 3.0% and the company estimates a decline in total market share of 85 bps. The company’s shipment volumes in the United States decreased by 2.7%. Budweiser and Bud Light sales-to-retailers adjusted for the number of selling days declined by

1See Glossary.

mid-single digits, with Budweiser and Bud Light share of total market down approximately 40 bps and 80 bps, respectively, based on the company’s estimates. The company’s above premium brand portfolio performed very well in the six-month period ended 30 June 2017, gaining approximately 30 bps of total market share, based on the company’s estimates. Michelob Ultra was the top share gainer in the US for the ninth consecutive quarter and continues to grow volumes by double-digits. Stella Artois also performed well and the craft portfolio also continued to gain share based on the company’s estimates.

In Canada, volumes declined by low single digits due to a softer industry. The company’s craft portfolio and Stella Artois gained market share, based on the company’s estimate.

Latin America West total volumes increased 1.3%. driven by the company’s business in Mexico with volumes up by mid-single digits. Volume growth was led by Victoria, which grew by double-digits, as its Mexican heritage platform continues to drive brand health and sales. The American portfolio also performed well. In Colombia, the company’s volumes declined by 4.6% as the beer volumes, which cycled a tough comparable, remained soft reflecting muted consumer confidence and lower disposable incoming following the country-wide VAT increase at the beginning of the year. Peru volumes were up low single digits, as a result of the company’s commercial efforts. Ecuador’s volumes declined by mid single-digits following a recession exacerbated by an earthquake in April 2016 partly offset by volume gains in the second quarter as a result of an enhanced commercial strategy and a favorable comparable.

Latin America North total volumes decreased 0.6%. In Brazil, volume grew by low single digits, with performance continuing to be affected by turbulent political and macroeconomic environments driving high unemployment rates and low consumer confidence. The company estimates that it outperformed the total industry. The volumes of the non-beer business declined by 6.8% and the company estimates that it outperformed the industry that has been hit hard by pressure on disposable income and discretionary spending.

Latin America South total volumes increased 6.8%. Argentina delivered double-digit volume growth with enhanced commercial strategies delivering good results for both the core and premium portfolios.

EMEA total volumes increased 0.8% and own beer volumes increased 2.6%. In South Africa, beer volumes grew by 4.4%. The newly launched high end unit recorded strong growth in Stella Artois and Corona. Castle Lite continues its multi-year trend of strong growth in the core plus segment, while Carling Black Label has responded well to core plus pricing. Lion Lager’s return to the portfolio in the value segment is making good progress. In near beer, Flying Fish, an apple-flavored malt beverage, has performed very well during the quarter. In Africa excluding South Africa, beer volumes increased by double-digits, fueled by strong growth in Nigeria, Uganda and Tanzania. Zambia grew mid single-digit whereas Mozambique’s volumes were marginally down. Western Europe total volumes grew by low single digits, driven by strong performance of the company’s premium portfolio, especially the company’s global brands. The UK performed especially well, resulting from a strong commercial performance. In Eastern Europe, total volumes declined by double-digits as the company continues to face a difficult macroeconomic environment in both Russia and Ukraine, as well as a large PET ban.

Asia Pacific total volumes increased 0.8%. In China, the company maintained its strong momentum resulting in a volume increase of 2.7% for the half year. Budweiser continues to perform well with volumes up double-digits. The super-premium brands Corona, Stella Artois and Hoegaarden all continue to exhibit strong growth as well. In Australia, volumes were up mid-single digits driven by continued success of the Great Northern portfolio, which is now Australia’s fastest growing beer, as well as the accelerated growth of the global brand portfolio.

OPERATING ACTIVITIES BY REGION

The tables below provide a summary of the performance of each region, for the six-month period ended 30 June 2017 (in million US dollar, except volumes in thousand hectoliters) and the related comments are based on organic numbers.

AB INBEV WORLDWIDE	2016 Reference Base	Scope	Currency translation	Organic growth	2017	Organic growth %

Volumes	293 497	11 239	-	814	305 550	0.3%
Revenue	25 526	209	279	1 091	27 104	4.4%
Cost of sales	(10 065)	(74)	(125)	(409)	(10 674)	(4.3)%
Gross profit	15 462	133	154	682	16 430	4.4%
SG&A	(8 575)	(218)	(93)	106	(8 779)	1.2%
Other operating income/(expenses)	492	(68)	16	(31)	408	(7.3)%
Normalized EBIT	7 379	(153)	77	756	8 059	10.5%
Normalized EBITDA	9 346	(101)	96	821	10 162	9.0%
Normalized EBITDA margin	36.6%				37.5%	161 bps

NORTH AMERICA	2016 Reference Base	Scope	Currency translation	Organic growth	2017	Organic growth %

Volumes	58 439	211	-	(1 494)	57 156	(2.6)%
Revenue	7 795	77	(13)	(72)	7 786	(0.9)%
Cost of sales	(2 902)	(51)	4	62	(2 887)	2.1%
Gross profit	4 892	26	(9)	(10)	4 889	(0.2)%
SG&A	(2 200)	(31)	5	52	(2 174)	2.3%
Other operating income/(expenses)	31	-	-	(12)	20	(37.9)%
Normalized EBIT	2 723	(4)	(4)	30	2 744	1.1%
Normalized EBITDA	3 116	(1)	(5)	38	3 149	1.2%
Normalized EBITDA margin	40.0%				40.4%	87 bps

LATIN AMERICA WEST	2016 Reference Base	Scope	Currency translation	Organic growth	2017	Organic growth %

Volumes	52 534	(50)	-	704	53 188	1.3%
Revenue	4 123	-	(105)	242	4 259	5.9%
Cost of sales	(1 199)	(1)	37	(63)	(1 225)	(5.2)%
Gross profit	2 925	(1)	(69)	179	3 034	6.1%
SG&A	(1 414)	(24)	41	24	(1 373)	1.7%
Other operating income/(expenses)	78	(67)	(2)	24	34	-
Normalized EBIT	1 589	(92)	(29)	228	1 695	15.3%
Normalized EBITDA	1 903	(92)	(38)	224	1 998	12.4%
Normalized EBITDA margin	46.2%				46.9%	271 bps

LATIN AMERICA NORTH	2016 Reference Base	Scope	Currency translation	Organic growth	2017	Organic growth %

Volumes	56 922	(5)	-	(367)	56 550	(0.6)%
Revenue	3 820	1	541	4	4 365	0.1%
Cost of sales	(1 386)	-	(225)	(210)	(1 821)	(15.2)%
Gross profit	2 436	-	315	(206)	2 545	(8.5)%
SG&A	(1 222)	(19)	(181)	12	(1 410)	0.9%
Other operating income/(expenses)	191	(1)	24	(56)	157	(29.6)%
Normalized EBIT	1 404	(20)	158	(251)	1 292	(18.1)%
Normalized EBITDA	1 761	(20)	210	(252)	1 699	(14.5)%
Normalized EBITDA margin	46.1%				38.9%	(664) bps

LATIN AMERICA SOUTH	2016 Reference Base	Scope	Currency translation	Organic growth	2017	Organic growth %

Volumes	14 819	-	-	1 000	15 819	6.8%
Revenue	1 231	1	(86)	377	1 523	30.7%
Cost of sales	(414)	-	26	(179)	(566)	(43.2%)
Gross profit	817	-	(60)	199	956	24.3%
SG&A	(323)	(3)	23	(92)	(394)	(28.3)%
Other operating income/(expenses)	2	1	-	-	3	(6.7)%
Normalized EBIT	497	(2)	(36)	106	565	21.5%
Normalized EBITDA	584	(2)	(42)	126	666	21.6%
Normalized EBITDA margin	47.5%				43.7%	(327) bps

EMEA	2016 Reference Base	Scope	Currency translation	Organic growth	2017	Organic growth %

Volumes	57 719	11 441	-	466	69 625	0.8%
Revenue	4 142	661	23	320	5 145	7.7%
Cost of sales	(1 848)	(463)	(9)	(86)	(2 405)	(4.6)%
Gross profit	2 294	197	14	234	2 740	10.2%
SG&A	(1 426)	(184)	(18)	(73)	(1 700)	(5.1)%
Other operating income/(expenses)	7	1	3	31	42	-
Normalized EBIT	875	14	(1)	193	1 081	22.4%
Normalized EBITDA	1 209	70	(2)	213	1 489	17.8%
Normalized EBITDA margin	29.2%				28.9%	270 bps

ASIA PACIFIC	2016 Reference Base	Scope	Currency translation	Organic growth	2017	Organic growth %

Volumes	52 162	(20)	-	426	52 568	0.8%
Revenue	3 658	27	(81)	251	3 856	6.9%
Cost of sales	(1 686)	(23)	44	35	(1 630)	2.1%
Gross profit	1 972	5	(37)	287	2 226	14.5%
SG&A	(1 281)	(19)	30	21	(1 249)	1.6%
Other operating income/(expenses)	127	(1)	(4)	(41)	81	(32.4)%
Normalized EBIT	816	(13)	(11)	267	1 059	33.3%
Normalized EBITDA	1 181	(19)	(25)	275	1 412	23.5%
Normalized EBITDA margin	32.3%				36.6%	499 bps

GLOBAL EXPORT AND HOLDING COMPANIES	2016 Reference Base	Scope	Currency translation	Organic growth	2017	Organic growth %

Volumes	902	(337)	-	80	644	14.1%
Revenue	757	(556)	-	(31)	170	(15.4)%
Cost of sales	(631)	462	(2)	30	(140)	17.9%
Gross profit	127	(94)	(2)	(1)	30	(3.0)%
SG&A	(705)	58	6	161	(479)	25.2%
Other operating income/(expenses)	56	(2)	(5)	23	71	41.9%
Normalized EBIT	(524)	(36)	(1)	183	(378)	33.1%
Normalized EBITDA	(407)	(37)	(3)	197	(250)	45.1%

REVENUE

Consolidated revenue grew 4.4% to 27 104m US dollar with revenue per hectoliter increasing 4.2%. On a constant geographic basis (i.e. eliminating the impact of faster growth in countries with lower revenue per hectoliter), revenue per hectoliter grew by 4.1%, driven by the company’s revenue management and premiumization initiatives. Combined revenues of the company’s three global brands, Corona, Stella Artois and Budweiser, grew by 10.6%.

COST OF SALES

Cost of Sales (CoS) increased 4.3% or 4.2% on a per hectoliter basis. The increase in cost of sales was driven primarily by anticipated transactional foreign exchange and commodity impacts, offset by synergy capture, procurement savings and efficiencies.

OPERATING EXPENSES

Total operating expenses decreased 0.9% in 2017:

●	Selling, General & Administrative Expenses (SG&A) decreased by 1.2% in the six-month period ended 30 June 2017, reflecting synergy capture combined with overall strong ZBB discipline.
●	Other operating income declined 7.3% in the six-month period ended 30 June 2017, as government grants received in the previous year in China and Brazil were not repeated.

NORMALIZED PROFIT FROM OPERATIONS BEFORE DEPRECIATION AND AMORTIZATION (NORMALIZED EBITDA)

Normalized EBITDA increased by 8.7% in nominal terms and 9.0% organically to 10 162m US dollar, with an EBITDA margin of 37.5%, and an organic growth of 161 bps.

●	North America EBITDA increased 1.2% to 3 149m US dollar, with a margin enhancement of 87 bps to 40.4%, driven by US revenue per hectoliter growth combined with strong cost discipline.
●

Latin America West EBITDA increased 12.4% to 1 998m US dollar, with a margin enhancement of 271 bps to 46.9%, driven by strong top-line performance in Mexico during the first quarter 2017, as well as synergy capture, cost discipline and the growth of the company’s premium portfolio in Colombia. The increase is also driven by the company’s enhanced commercial strategy in Ecuador, as well as good results in Peru coming from commercial efforts in the second quarter 2017.

●

Latin America North EBITDA decreased 14.5% to 1 699m US dollar, with a margin contraction of 664 bps to 38.9%, mainly due to the anticipated double digit increase in the company’s cost of sales per hectoliter due to impact of devaluation of transactional currency.

●

Latin America South EBITDA increased 21.6% to 666m US dollar, with a margin contraction of 327 bps to 43.7%, due to volume and revenue growth as a result of an enhanced commercial strategy, as well as pricing in line with inflation.

●

EMEA EBITDA increased 17.8% to 1 489m US dollar, with a margin expansion of 270 bps to 28.9%, with strong top-line growth combined with synergy capture in Africa, good performance in Western Europe driven by strong performances of the company’s premium portfolio, especially the company’s global brands, and partly offset by difficult macroeconomic environment in both Russia and Ukraine.

●

Asia Pacific EBITDA increased 23.5% to 1 412m US dollar, with a margin expansion of 499 bps to 36.6%, driven by strong top-line result combined with savings in cost of sales and SG&A in China, as well as strong top-line growth, and resulting market share gains, in Australia driven by the continued success of the Great Northern portfolio, which is now Australia’s fastest growing beer as well as the accelerated growth of the global brand portfolio. Additionally, good synergy capture in Australia supported EBITDA growth and substantial margin expansion.

●	Global Export and Holding Companies EBITDA of (250)m US dollar in the six-month period ended 30 June 2017 (2016: (407)m US dollar).

Differences in normalized EBITDA margins by region are due to a number of factors such as different routes to market, share of returnable packaging in the region’s sales and premium product mix.

RECONCILIATION BETWEEN NORMALIZED EBITDA AND PROFIT ATTRIBUTABLE TO EQUITY HOLDERS

Normalized EBITDA and EBIT are measures utilized by AB InBev to demonstrate the company’s underlying performance.

Normalized EBITDA is calculated excluding profit from discontinued operations and the following effects from profit from continuing operations attributable to equity holders of AB InBev: (i) Non-controlling interest, (ii) Income tax expense, (iii) Share of results of associates, (iv) Net finance cost, (v) Non-recurring net finance cost, (vi) Non-recurring items above EBIT (including non-recurring impairment) and (vii) Depreciation, amortization and impairment.

Normalized EBITDA and EBIT are not accounting measures under IFRS accounting and should not be considered as an alternative to Profit from continuing operations attributable to equity holders as a measure of operational performance or as an alternative to cash flow as a measure of liquidity. Normalized EBITDA and EBIT do not have a standard calculation method and AB InBev’s definition of normalized EBITDA and EBIT may not be comparable to that of other companies.

For the six-month period ended 30 June Million US dollar	Notes	2017	2016 Reported

Profit attributable to equity holders of AB InBev		2 908	285
Non-controlling interest		692	544
Profit		3 600	829
Profit from discontinued operations		(28)	-
Profit from continuing operations		3 572	829
Income tax expense	9	994	835
Share of result of associates		(124)	(3)
Non-recurring net finance cost/(income)	8	211	2 168
Net finance cost	8	3 120	1 945
Non-recurring items above EBIT (including non-recurring impairment)	7	287	139
Normalized EBIT		8 059	5 915
Depreciation, amortization and impairment (excluding non-recurring impairment)		2 103	1 559
Normalized EBITDA		10 162	7 474

Non-recurring items are either income or expenses which do not occur regularly as part of the normal activities of the company. They are presented separately because they are important for the understanding of the underlying sustainable performance of the company due to their size or nature. Details on the nature of the non-recurring items are disclosed in Note 7 Non-recurring items.

IMPACT OF FOREIGN CURRENCIES

Foreign currency exchange rates have a significant impact on AB InBev’s financial statements. The following table sets forth the percentage of its revenue realized by currency for the six-month periods ended 30 June 2017 and 30 June 2016:

		2017	2016 Reference base

US dollar		28.7%	31.1%
Brazilian real		13.5%	12.3%
Chinese yuan		8.1%	8.3%
South African rand		7.0%	4.9%
Mexican peso		6.8%	8.7%
Euro		5.4%	5.8%
Colombian peso		3.6%	3.6%
Argentinean peso		3.4%	2.7%
Canadian dollar		3.3%	3.5%
Australian dollar		2.8%	2.4%
South Korean won		2.6%	2.4%
Peruvian peso		2.6%	2.6%
Pound sterling		1.6%	1.5%
Dominican peso		1.5%	1.6%
Other		9.1%	8.6%
The following table sets forth the percentage of its normalized EBITDA realized by currency for the six-month periods ended 30 June 2017 and 30 June 2016:
		2017	2016 Reference base

US dollar		30.2%	29.5%
Brazilian real		14.0%	15.9%
Chinese yuan		7.7%	6.5%
Mexican peso		7.4%	9.9%
South African rand		5.6%	4.4%
Colombian peso		4.9%	5.1%
Australian dollar		4.2%	3.3%
Argentinean peso		4.1%	3.2%
Peruvian peso		3.9%	3.4%
Canadian dollar		3.1%	3.4%
Euro		2.5%	2.7%
South Korean won		2.5%	2.1%
Dominican peso		1.8%	2.0%
Pound sterling		1.0%	0.9%
Other		7.1%	7.7%

PROFIT

Normalized profit attributable to equity holders of AB InBev was 3 331m US dollar (normalized EPS 1.69 US dollar) in the first six months of 2017, compared to 2 571m US dollar (normalized EPS 1.57 US dollar) in the first six months of 2016 (see Note 15 Changes in equity and earnings per share for more details). Profit attributable to equity holders of AB InBev for the six months of 2017 was 2 908m US dollar, compared to 285m US dollar for the first six months of 2016 and includes the following impacts:

●

Net finance costs (excluding non-recurring net finance items): 3 120m US dollar in the first half of 2017 compared to 1 945m US dollar in the first half of 2016. This increase in net finance costs was driven primarily by additional debt related to the SAB combination and interest expenses on the legacy SAB debt. Other finance results also include a negative mark-to-market adjustment of 135m US dollar, linked to the hedging of the company’s share-based payment programs, compared to a gain of 306m US dollar the same period last year.

●

Non-recurring net finance income/(cost): (211)m US dollar in the first half of 2017 compared to (2 168)m US dollar in the first half 2016. The half year 2017 includes negative mark-to-market adjustments on the company’s non-recurring equity derivative instruments relating to the issue of deferred shares in the Grupo Modelo combination and the issue of restricted shares in the SAB combination. Non-recurring items in the first half of 2016, mainly related to negative mark-to-market adjustment of (2 365)m US dollar related to the portion of the FX hedging of the purchase price of the combination with SAB that did not qualify for hedge accounting under IFRS rules.

●

Income tax expense: 994m US dollar in the first half of 2017 with an effective tax rate of 22.4 % compared to 835m US dollar in the first half of 2016 with an effective tax rate of 50.2%. The decrease in the effective tax rate is mainly due to the 2016 non-deductible negative mark-to-market related to the hedging of the purchase price of SAB that did not qualify for hedge accounting. The normalized effective tax rate was 21.5% in the first half 2016 compared to 20.9% in the first half 2017.

●	Profit attributable to non-controlling interest: 692m US dollar in the first half of 2017 compared to 544m US dollar in the first half of 2016, mainly as a result of the combination with SAB.

●	Profit from discontinued operations relates to the results of the CEE Business reported until the completion of the disposal that took place on 31 March 2017.

1.3.  Liquidity position and capital resources

CASH FLOWS

For the six-month period ended 30 June Million US dollar	2017	2016

Cash flow from operating activities	4 018	2 453
Cash flow from investing activities	6 114	(58 299)
Cash flow from financing activities	(10 075)	54 947
Net increase/(decrease) in cash and cash equivalents	57	(899)

Cash flows from operating activities

For the six-month period ended 30 June Million US dollar	2017	2016

Profit	3 600	829
Interest, taxes and non-cash items included in profit	6 379	6 564
Cash flow from operating activities before changes in working capital and use of provisions	9 979	7 393
Change in working capital	(2 352)	(1 673)
Pension contributions and use of provisions	(288)	(265)
Interest and taxes (paid)/received	(3 381)	(3 008)
Dividends received	60	6
Cash flow from operating activities	4 018	2 453

AB InBev’s cash flow from operating activities reached 4 018m US dollar in the first half of 2017 compared to 2 453m US dollar in the first half of 2016. The year over year change is mainly explained by increased profit following the SAB combination.

Changes in working capital in the first half of 2017 and 2016 reflect higher working capital levels end of June than at year-end as a result of seasonality.

Cash flow from investing activities

For the six-month period ended 30 June Million US dollar	2017	2016

Net capex	(1 579)	(1 419)
Acquisition and sale of subsidiaries, net of cash acquired/disposed of	(448)	(1 035)
Proceeds from the sale/(acquisition) of investment in short-term debt securities	2 788	(55 905)
Net of tax proceeds from the sale of assets held for sale	5 134	58
Other	219	2
Cash flow from investing activities	6 114	(58 299)

Net cash inflow from investing activities was 6 114m US dollar in the first half of 2017 as compared to a net cash used of 58 299m US dollar in the first half of 2016. 2017 cash flow from investing activities mainly reflects the proceeds from the announced divestitures completed during 2017, net of taxes paid in 2017 on prior year divestitures. During the first half of 2016, AB InBev raised a series of bonds in order to support the combination with SAB. The 2016 cash flow from investing activities reflects the investment of the excess liquidity resulting from these bonds, mainly in US Treasury Bills, pending the closing of the combination.

AB InBev’s net capital expenditures amounted to 1 579m US dollar in the first half of 2017 and 1 419m US dollar the first half of 2016. Out of the total 2017 capital expenditures approximately 49% was used to improve the company’s production facilities while 36% was used for logistics and commercial investments and 15% was used for improving administrative capabilities and purchase of hardware and software.

Cash flow from financing activities

For the six-month period ended 30 June Million US dollar	2017	2016

Dividends paid	(4 475)	(3 929)
Net (payments on)/proceeds from borrowings	(5 239)	58 801
Other (including net finance (cost)/income other than interest)	(361)	75
Cash flow from financing activities	(10 075)	54 947

The cash outflow from AB InBev’s financing activities amounted to 10 075m US dollar in the first half of 2017, as compared to a cash inflow of 54 947m US dollar in the first half of 2016.

During the first half of 2017, the company repaid 8 billion US dollar outstanding under the Term Loan B. This Term Loan was the last remaining facility of the 75 billion US dollar senior facilities raised in October 2015 to finance the combination with SAB. See also Note 16 Interest-bearing loans and borrowings. The cash inflow from financing activities in the six-month period ended 30 June 2016 reflected the pre-funding of the combination with SAB.

AB InBev’s cash, cash equivalents and short-term investments in debt securities less bank overdrafts as of 30 June 2017 amounted to 10 061m US dollar. As of 30 June 2017, the company had total liquidity of 19 061m US dollar, which consisted of 9 billion US dollar available under committed long-term credit facilities and 10 061m US dollar of cash, cash equivalents and short-term investments in debt securities less bank overdrafts. Although the company may borrow such amounts to meet its liquidity needs, the company principally relies on cash flows from operating activities to fund the company’s continuing operation.

CAPITAL RESOURCES AND EQUITY

AB InBev’s net debt increased to 109.1 billion US dollar as of 30 June 2017, from 108.0 billion US dollar as of 31 December 2016.

Net debt is defined as non-current and current interest-bearing loans and borrowings and bank overdrafts minus debt securities and cash. Net debt is a financial performance indicator that is used by AB InBev’s management to highlight changes in the company’s overall liquidity position. The company believes that net debt is meaningful for investors as it is one of the primary measures AB InBev’s management uses when evaluating its progress towards deleveraging.

Apart from operating results net of capital expenditures, the net debt is mainly impacted by the proceeds from the announced divestitures completed during 2017 (8.6 billion US dollar), the payment of taxes on disposals completed in 2016 (3.5 billion US dollar), dividend payments to shareholders of AB InBev and Ambev (4.5 billion US dollar), the payment of interests and taxes (3.4 billion US dollar) and the impact of changes in foreign exchange rates (3.1 billion US dollar increase of net debt).

Net debt to normalized EBITDA decreased from 5.5x on an amended basis for the 12-month period ending 31 December 2016, incorporating the Reference base EBITDA of the combined group from 1 January 2016 until December 2016, to 5.3x on an amended basis incorporating the reference base EBITDA of the combined group from 1 July 2016 until 30 June 2017. The net debt to EBITDA calculation excludes any EBITDA from the CEE business and the stake in Distell and which were divested during 2017. The results of CCBA are included as of July 2016 and will continue to be reported throughout AB InBev’s ownership of its stake in CCBA.

Consolidated equity attributable to equity holders of AB InBev as at 30 June 2017 was 72 714m US dollar, compared to 71 339m US dollar as at 31 December 2016. The combined effect of the strengthening of mainly the closing rates of the Australian dollar, the Canadian dollar, the Chinese yuan, the euro, the Mexican peso, the pound sterling, the Peruvian nuevo sol, the Russian ruble, the South African rand and the South Korean won and the weakening of mainly the closing rates of the Argentinean peso, the Brazilian real and the Colombian peso resulted in a foreign exchange translation adjustment of 2 919m US dollar. Further details on equity movements can be found in the consolidated statement of changes in equity.

Further details on interest-bearing loans and borrowings, repayment schedules and liquidity risk, are disclosed in Note 16 Interest-bearing loans and borrowings and Note 19 Risks arising from financial instruments.

As of 30 June 2017, the company’s credit rating from Standard & Poor’s was A- for long-term obligations and A-2 for short-term obligations, with a negative outlook, and the company’s credit rating from Moody’s Investors Service was A3 for long-term obligations and P-2 for short-term obligations, with a stable outlook.

1.4. Risks and uncertainties

Under the explicit understanding that this is not an exhaustive list, AB InBev’s major risk factors and uncertainties are listed below. There may be additional risks which AB InBev is unaware of. There may also be risks AB InBev now believes to be immaterial, but which could turn out to have a material adverse effect. Moreover, if and to the extent that any of the risks described below materialize, they may occur in combination with other risks which would compound the adverse effect of such risks. The sequence in which the risk factors are presented below is not indicative of their likelihood of occurrence or of the potential magnitude of their financial consequence.

RISKS RELATING TO AB INBEV AND THE BEER AND BEVERAGE INDUSTRY

AB InBev relies on the reputation of its brands and its success depends on its ability to maintain and enhance the image and reputation of its existing products and to develop a favorable image and reputation for new products. An event, or series of events, that materially damages the reputation of one or more of AB InBev’s brands could have an adverse effect on the value of that brand and subsequent revenues from that brand or business. Further, any restrictions on the permissible advertising style, media and messages used may constrain AB InBev’s brand building potential and thus reduce the value of its brands and related revenues.

AB InBev may not be able to protect its current and future brands and products and defend its intellectual property rights, including trademarks, patents, domain names, trade secrets and know-how, which could have a material adverse effect on its business, results of operations, cash flows or financial condition, and in particular, on AB InBev’s ability to develop its business.

Certain of AB InBev’s operations depend on independent distributors’ or wholesalers’ efforts to sell AB InBev’s products and there can be no assurance that such distributors will not give priority to AB InBev’s competitors. Further, any inability of AB InBev to replace unproductive or inefficient distributors or any limitations imposed on AB InBev to purchase or own any interest in distributors or wholesalers as a result of contractual restrictions, regulatory changes, changes in legislation or the interpretations of legislation by regulators or courts could adversely impact AB InBev’s business, results of operations and financial condition.

Changes in the availability or price of raw materials, commodities, energy and water could have an adverse effect on AB InBev’s results of operations to the extent that AB InBev fails to adequately manage the risks inherent in such volatility, including if AB InBev’s hedging and derivative arrangements do not effectively or completely hedge changes in commodity prices.

AB InBev relies on key third parties, including key suppliers, for a range of raw materials for its beer, alcoholic beverages and soft drinks, and for packaging material. The termination of or a material change to arrangements with certain key suppliers or the failure of a key supplier to meet its contractual obligations could have a material impact on AB InBev’s production, distribution and sale of beer, alcoholic beverages and soft drinks and have a material adverse effect on AB InBev’s business, results of operations, cash flows or financial condition. Certain of AB InBev’s subsidiaries may purchase nearly all their key packaging materials from sole suppliers under multi-year contracts. The loss of or temporary discontinuity of supply from any of these suppliers without sufficient time to develop an alternative source could cause AB InBev to spend increased amounts on supplies in the future. In addition, a number of key brand names are both licensed to third-party brewers and used by companies over which AB InBev does not have control. Although AB InBev monitors brewing quality to ensure its high standards, to the extent that one of these key brand names or joint ventures, companies in which AB InBev does not own a controlling interest and/or AB InBev’s licensees are subject to negative publicity, it could have a material adverse effect on AB InBev’s business, results of operations, cash flows or financial condition.

Competition and changing consumer preferences in its various markets and increased purchasing power of players in AB InBev’s distribution channels could cause AB InBev to reduce prices of its products, increase capital investment, increase marketing and other expenditures or prevent AB InBev from increasing prices to recover higher costs and thereby cause AB InBev to reduce margins or lose market share. Any of the foregoing could have a material adverse effect on AB InBev’s business, financial condition and results of operations. Also, innovation faces inherent risks, and the new products AB InBev introduces may not be successful, while competitors may be able to respond more quickly to the emerging trends, such as the increasing consumer preference for “craft beers” produced by smaller microbreweries.

The continued consolidation of retailers in markets in which AB InBev operates could result in reduced profitability for the beer industry as a whole and indirectly adversely affect AB InBev’s financial results.

AB InBev could incur significant costs as a result of compliance with, and/or violations of or liabilities under, various regulations that govern AB InBev’s operations or the operations of its licensed third parties. Also, public concern about beer, alcoholic beverages and soft drink consumption and any resulting restrictions may cause the social acceptability of beer, alcoholic beverages and soft drinks to decline significantly and consumption trends to shift away from these products, which would have a material adverse effect on AB InBev’s business, financial condition and results of operations.

AB InBev’s operations are subject to environmental regulations, which could expose it to significant compliance costs and litigation relating to environmental issues.

Antitrust and competition laws and changes in such laws or in the interpretation and enforcement thereof, as well as being subject to regulatory scrutiny, could affect AB InBev’s business or the businesses of its subsidiaries. For example, the combination of AB InBev with SAB was subject to the review and authorization of various regulatory authorities which imposed (and may impose) conditions with which AB InBev is required to comply. The terms and conditions of certain of such authorizations, approvals and/or clearances required, among other things, the divestiture of the company’s assets or businesses to third parties, changes to the company’s operations, or other restrictions on the company’s ability to operate in certain jurisdictions. Such actions could have a material adverse effect on AB InBev’s business and diminish substantially the synergies and the advantages which the company expect to achieve from the combination

In recent years, there has been increased public and political attention directed at the alcoholic beverage and food and soft drinks industries, as a result of health care concerns related to the harmful use of alcohol (including drunk driving, drinking while pregnant and excessive, abusive and underage drinking) and to health concerns such as diabetes and obesity related to the overconsumption of food and soft drinks. Negative publicity regarding AB InBev’s products and brands, publication of studies indicating a significant risk in using AB InBev’s products or changes in consumer perceptions in relation to AB InBev’s products generally could adversely affect the sale and consumption of AB InBev’s products and could harm its business, results of operations, cash flows or financial condition. Concerns over alcohol abuse and underage drinking have also caused governments, including those in Argentina, Brazil, Spain, Russia, the United Kingdom, South Africa, Australia and the United States, to consider measures such as increased taxation, implementation of minimum alcohol pricing regimes or other changes to the regulatory framework governing our marketing and other commercial practices.

The beer and beverage industry may be subject to adverse changes in taxation, which makes up a large proportion of the cost of beer charged to consumers in many jurisdictions. Increases in excise and other indirect taxes applicable to AB InBev’s products tend to adversely affect AB InBev’s revenue or margins, both by reducing overall consumption and by encouraging consumers to switch to other categories of beverages. Minimum pricing is another form of fiscal regulation that can affect AB InBev’s profitability. Furthermore, AB InBev may be subject to increased taxation on its operations by national, local or foreign authorities, to higher corporate income tax rates or to new or modified taxation regulations and requirements. For example, the work being carried out by the Organisation for Economic Co-operation and Development on base erosion and profit shifting or initiatives at the European Union level (including the anti-tax-avoidance directive adopted by the Council of the European Union on 12 July 2016) as a response to increasing globalization of trade and business operations could result in changes in tax treaties, the introduction of new legislation, updates to existing legislation, or changes to regulatory interpretations of existing legislation, any of which could impose additional taxes on businesses. An increase in excise taxes or other taxes could adversely affect the financial results of AB InBev as well as its results of operations.

Seasonal consumption cycles and adverse weather conditions in the markets in which AB InBev operates may result in fluctuations in demand for AB InBev’s products and therefore may have an adverse impact on AB InBev’s business, results of operations and financial condition.

Climate change or other environmental concerns, or legal, regulatory or market measures to address climate change or other environmental concerns, could have a long-term, material adverse impact on AB InBev’s business and results of operations. Further, water scarcity or poor water quality may affect AB InBev by increasing production costs and capacity constraints, which could adversely affect AB InBev’s business and results of operations. Additionally, AB InBev’s inability to meet its compliance obligations under EU emissions trading regulations may also have an adverse impact on AB InBev’s business and results of operations.

A substantial portion of AB InBev’s operations are carried out in developing European, African, Asian and Latin American markets. AB InBev’s operations and equity investments in these markets are subject to the customary risks of operating in developing countries, which include, amongst others, political instability or insurrection, external interference, changes in government policy, political and economic changes, changes in the relations between the countries, actions of governmental authorities affecting trade and foreign investment, regulations on repatriation of funds, interpretation and application of local laws and regulations, enforceability of intellectual property and contract rights, local labor conditions and regulations, potential political and economic uncertainty, application of exchange controls, nationalization or expropriation, crime and lack of law enforcement as well as financial risks, which include risk of liquidity, inflation, devaluation, price volatility, currency convertibility and country default. Moreover, the economies of developing countries are often affected by changes in other developing market countries, and, accordingly, adverse changes in developing markets elsewhere in the world could have a negative impact on the markets in which we operate. Such developing market risks could adversely impact AB InBev’s business, results of operations and financial condition. In particular, the results of the Argentinian operations have been significantly impacted in recent years by political instability, fluctuations in the Argentine economy (such as the devaluation of the Argentine peso in December 2015), governmental actions concerning the economy of Argentina (such as Argentina’s selective default on its restructured debt in July 2014), inflation and deteriorating macroeconomic conditions in the country

If any of AB InBev’s products is defective or found to contain contaminants, AB InBev may be subject to product recalls or other liabilities. Although AB InBev maintains insurance policies against certain product liability (but not product recall) risks, it may not be able to enforce its rights in respect of these policies and any amounts it recovers may not be sufficient to offset any damage it may suffer, which could adversely impact its business, reputation, prospects, results of operations and financial condition.

AB InBev may not be able to obtain the necessary funding for its future capital or refinancing needs and may face financial risks due to its level of debt and uncertain market conditions. AB InBev may be required to raise additional funds for AB InBev’s future capital needs or refinance its current indebtedness through public or private financing, strategic relationships or other arrangements and there can be no assurance that the funding, if needed, will be available on attractive terms, or at all. AB InBev has incurred substantial indebtedness by entering into several senior credit facilities and accessing the bond markets from time to time based on its financial needs, including as a result of the acquisition of SAB. The portion of AB InBev’s consolidated balance sheet represented by debt will remain significantly higher as compared to its historical position. AB InBev’s increased level of debt could have significant adverse consequences on AB InBev, including (i) increasing its vulnerability to general adverse economic and industry conditions, (ii) limiting its flexibility in planning for, or reacting to, changes in its business and the industry in which AB InBev operates; (iii) impairing its ability to obtain additional financing in the future and limiting its ability to fund future working capital and capital expenditures, to engage in future acquisitions or development activities or to otherwise realize the value of its assets and opportunities fully, (iv) requiring AB InBev to issue additional equity (potentially under unfavorable market conditions), and (v) placing AB InBev at a competitive disadvantage compared to its competitors that have less debt. AB InBev’s ability to repay and renegotiate its outstanding indebtedness will be dependent upon market conditions. Unfavorable conditions, including significant price volatility and liquidity disruptions in the global credit markets in recent years, as well as downward pressure on credit capacity for certain issuers without regard to those issuers’ underlying financial strength, could increase costs beyond what is currently anticipated. Such costs could have a material adverse impact on AB InBev’s cash flows, results of operations or both. Further, AB InBev may restrict the amount of dividends it will pay as a result of AB InBev’s level of debt and its strategy to give priority to deleveraging. Also, a credit rating downgrade could have a material adverse effect on AB InBev’s ability to finance its ongoing operations or to refinance its existing indebtedness. In addition, a failure of AB InBev to refinance all or a substantial amount of its debt obligations when they become due, or more generally a failure to raise additional equity capital or debt financing or to realize proceeds from asset sales when needed, would have a material adverse effect on its financial condition and results of operations.

AB InBev’s results could be negatively affected by increasing interest rates. Although AB InBev enters into interest rate swap agreements to manage its interest rate risk and also enters into cross-currency interest rate swap agreements to manage both its foreign currency risk and interest-rate risk on interest-bearing financial liabilities, there can be no assurance that such instruments will be successful in reducing the risks inherent in exposures to interest rate fluctuations.

AB InBev’s results of operations are affected by fluctuations in exchange rates. Any change in exchange rates between AB InBev’s operating companies’ functional currencies and the US dollar will affect its consolidated income statement and balance sheet when the results of those operating companies are translated into US dollar for reporting purposes as translational exposures are not hedged. Also, there can be no assurance that the policies in place to manage commodity price and transactional foreign currency risks to protect AB InBev’s exposure will be able to successfully hedge against the effects of such foreign exchange exposure, especially over the long-term. Further, the use of financial instruments to mitigate currency risk and any other efforts taken to better match the effective currencies of AB InBev’s liabilities to its cash flows could result in increased costs.

AB InBev’s ordinary shares currently trade on Euronext Brussels in euros, the Johannesburg Stock Exchange in South African rand, the Mexican Stock Exchange in Mexican pesos and its ordinary shares represented by American Depositary Shares (the “ADSs”) trade on the New York Stock Exchange in U.S. dollars. Fluctuations in the exchange rates between the euro, the South African rand, the Mexican peso and the U.S. dollar may result in temporary differences between the value of AB InBev’s ordinary shares trading in different currencies, and between its ordinary shares and its ADSs, which may result in heavy trading by investors seeking to exploit such differences.

The ability of AB InBev’s subsidiaries to distribute cash upstream may be subject to various conditions and limitations. The inability to obtain sufficient cash flows from its domestic and foreign subsidiaries and affiliated companies could adversely impact AB InBev’s ability to pay dividends and otherwise negatively impact its business, results of operations and financial condition.

Failure to generate significant cost savings and margin improvement through initiatives for improving operational efficiencies could adversely affect AB InBev’s profitability and AB InBev’s ability to achieve its financial goals. A number of AB InBev’s subsidiaries are in the process of executing a major cost saving and efficiency program and AB InBev is pursuing a number of initiatives to improve operational efficiency. If AB InBev fails for any reason to successfully complete these measures and programs as planned or to derive the expected benefits from these measures and programs, there is a risk of increased costs associated with these efforts, delays in benefit realization, disruption to the business, reputational damage or a reduced competitive advantage in the medium term.

AB InBev reached a settlement with the U.S. Department of Justice in relation to the combination with Grupo Modelo, which included a three-year transition services agreement to ensure the smooth transition of the operation of the Piedras Negras brewery as well as certain distribution guarantees for Constellation Brands, Inc. in the fifty states of the United States, the District of Columbia and Guam. AB InBev’s compliance with its obligations under the settlement agreement is monitored by the U.S.

Department of Justice and the Monitoring Trustee appointed by them. Were AB InBev to fail to fulfill its obligations under the settlement, whether intentionally or inadvertently, AB InBev could be subject to monetary fines.

AB InBev entered into a consent decree with the U.S. Department of Justice in relation to the combination with SAB, pursuant to which AB InBev’s subsidiary, Anheuser-Busch Companies, LLC, agreed not to acquire control of a distributor if doing so would result in more than 10% of its annual volume being distributed through distributorships controlled by AB InBev in the U.S. AB InBev’s compliance with its obligations under the settlement agreement is monitored by the U.S. Department of Justice and the Monitoring Trustee appointed by them. Were AB InBev to fail to fulfill its obligations under the consent decree, whether intentionally or inadvertently, AB InBev could be subject to monetary fines.

If the business of AB InBev does not develop as expected, impairment charges on goodwill or other intangible assets may be incurred in the future which could be significant and which could have an adverse effect on AB InBev’s results of operations and financial condition.

Although AB InBev’s operations in Cuba are quantitatively immaterial, its overall business reputation may suffer or it may face additional regulatory scrutiny as a result of Cuba being a target of US economic and trade sanctions. If investors decide to liquidate or otherwise divest their investments in companies that have operations of any magnitude in Cuba, the market in and value of AB InBev’s securities could be adversely impacted. In addition, US legislation known as the “Helms-Burton Act” authorizes private lawsuits for damages against anyone who traffics in property confiscated without compensation by the Government of Cuba from persons who at the time were, or have since become, nationals of the United States. Although this section of the Helms-Burton Act is currently suspended, claims accrue notwithstanding the suspension and may be asserted if the suspension is discontinued. AB InBev has received notice of a claim purporting to be made under the Helms-Burton Act. AB InBev is currently unable to express a view as to the validity of such claims, or as to the standing of the claimants to pursue them.

AB InBev may not be able to recruit or retain key personnel and successfully manage them, which could disrupt AB InBev’s business and have an unfavorable material effect on AB InBev’s financial position, its income from operations and its competitive position.

Further, AB InBev may be exposed to labor strikes, disputes and work stoppages or slowdowns, within its operations or those of its suppliers, or an interruption or shortage of raw materials for any other reason that could lead to a negative impact on AB InBev’s costs, earnings, financial condition, production level and ability to operate its business. AB InBev’s production may also be affected by work stoppages or slowdowns that affect its suppliers, distributors and retail delivery/logistics providers as a result of disputes under existing collective labor agreements with labor unions, in connection with negotiations of new collective labor agreements, as a result of supplier financial distress or for other reasons. A work stoppage or slowdown at AB InBev’s facilities could interrupt the transport of raw materials from its suppliers or the transport of its products to its customers. Such disruptions could put a strain on AB InBev’s relationships with suppliers and clients and may have lasting effects on its business even after the disputes with its labor force have been resolved, including as a result of negative publicity.

AB InBev relies on information technology systems to process, transmit, and store electronic information. Although AB InBev takes various actions to prevent cyber-attacks and to minimize potential technology disruptions, such disruptions could impact AB InBev’s business. For example, if outside parties gained access to AB InBev’s confidential data or strategic information and appropriated such information or made such information public, this could harm AB InBev’s reputation or its competitive advantage. In addition, the information systems of AB InBev and SAB are subject to integration. Any failure of integration could have a material adverse effect on AB InBev. More generally, technology disruptions could have a material adverse effect on AB InBev’s business, results of operations, cash flows or financial condition.

The size of AB InBev, contractual limitations it is subject to and its position in the markets in which it operates may decrease its ability to successfully carry out further acquisitions and business integrations. AB InBev cannot enter into further transactions unless it can identify suitable candidates and agree on the terms with them. The size of AB InBev and its position in the markets in which it operates may make it harder to identify suitable candidates, including because it may be harder for AB InBev to obtain regulatory approval for future transactions. If appropriate opportunities do become available, AB InBev may seek to acquire or invest in other businesses; however, any future acquisition may pose regulatory, anti-trust and other risks.

AB InBev’s business and operating results could be negatively impacted by social, technical, natural, physical or other disasters.

Although AB InBev maintains insurance policies to cover various risks, it also uses self-insurance for most of its insurable risks. Should an uninsured loss or a loss in excess of insured limits occur, this could adversely impact AB InBev’s business, results of operations and financial condition.

AB InBev is exposed to the risk of a global recession or a recession in one or more of its key markets, and to credit and capital market volatility and economic financial crisis, which could result in lower revenue and reduced profit, as beer consumption in many of the jurisdictions in which AB InBev operates is closely linked to general economic conditions and changes in disposable income. A continuation or worsening of the levels of market disruption and volatility seen in the recent past could have an adverse effect on AB InBev’s ability to access capital, on its business, results of operations and financial condition, and on the market price of its shares and American Depositary Shares.

AB InBev operates its business and markets its products in certain countries that, as a result of political and economic instability, a lack of well-developed legal systems and potentially corrupt business environments, present it with political, economic and operational risks. Although AB InBev is committed to conducting business in a legal and ethical manner in compliance with local and international statutory requirements and standards applicable to its business, there is a risk that the employees or representatives of AB InBev’s subsidiaries, affiliates, associates, joint ventures/operations or other business interests may take actions that violate applicable laws and regulations that generally prohibit the making of improper payments to foreign government officials for the purpose of obtaining or keeping business, including laws relating to the 1997 OECD Convention on Combating Bribery of Foreign Public Officials in International Business Transactions such as the U.S. Foreign Corrupt Practices Act and the U.K. Bribery Act.

The audit report included in AB InBev’s annual report is prepared by an auditor who is not inspected by the US Public Company Accounting Oversight Board (PCAOB). This lack of PCAOB inspections in Belgium prevents the PCAOB from regularly evaluating audits and quality control procedures of any auditors operating in Belgium, including AB InBev’s auditors. As a result, US and other investors may be deprived of the benefits of PCAOB inspections.

AB InBev is now, and may in the future be, a party to legal proceedings and claims, including collective suits (class actions), and significant damages may be asserted against it. Given the inherent uncertainty of litigation, it is possible that AB InBev might incur liabilities as a consequence of the proceedings and claims brought against it, including those that are not currently believed by it to be reasonably possible, which could have a material adverse effect on AB InBev’s business, results of operations, cash flows or financial position. Important contingencies are disclosed in Note 21 Contingencies of the unaudited condensed consolidated interim financial statements.

AB InBev may not be able to successfully complete the integration of the SAB business or fully realize the anticipated benefits and synergies of the combination with SAB, and any such benefits and synergies will be offset by the significant transaction fees and other costs AB InBev incurred in connection with the Combination. The integration process involves inherent costs and uncertainties, which uncertainties are exacerbated because SAB was active in new or developing markets in which AB InBev did not have significant operations. Additionally, the Tax Matters Agreement AB InBev has entered into with Altria Group Inc. imposes some limits on the ability of the Combined Group to effect some group reorganizations, which may limit its capacity to integrate SAB’s operations.

As a result of the combination with SAB, AB InBev recognized a significant amount of incremental goodwill on its balance sheet. If the integration of the businesses meets with unexpected difficulties, or if the business of AB InBev does not develop as expected, impairment charges may be incurred in the future that could be significant and that could have an adverse effect on its results of operations and financial condition.

A portion of the company’s global portfolio consists of associates in new or developing markets, including investments where the company may have a lesser degree of control over the business operations. The company faces several challenges inherent to these various culturally and geographically diverse business interests. Although the company works with our associates on the implementation of appropriate processes and controls, the company also faces additional risks and uncertainties with respect to these minority investments because the company may be dependent on systems, controls and personnel that are not under the company’s control, such as the risk that the company’s associates may violate applicable laws and regulations, which could have an adverse effect on the company’s business, reputation, results of operations and financial condition.

RISKS ARISING FROM FINANCIAL INSTRUMENTS

Note 29 of the 2016 consolidated financial statements and Note 19 of the 2017 unaudited condensed consolidated interim financial statements on Risks arising from financial instruments contain detailed information on the company’s exposures to financial risks and its risk management policies.

1.5. Events after the balance sheet date

Please refer to Note 23 Events after the balance sheet date of the unaudited condensed consolidated interim financial statements.

2.   Statement of the Board of Directors

The Board of Directors of Anheuser-Busch InBev SA/NV certifies, on behalf and for the account of the company, that, to their knowledge, (a) the condensed consolidated interim financial statements which have been prepared in accordance with the International Financial Reporting Standard on interim financial statements (IAS 34), as issued by the International Accounting Standard Board (IASB) and as adopted by the European Union, give a true and fair view of the assets, liabilities, financial position and profit or loss of the company and the entities included in the consolidation as a whole and (b) the interim management report includes a fair overview of the information required under Article 13, §§ 5 and 6 of the Royal Decree of November 14, 2007 on the obligations of issuers of financial instruments admitted to trading on a regulated market.

Report on the review of the condensed consolidated interim financial statements of Anheuser-Busch InBev NV/SA for the six-month period ended 30 June 2017

In the context of our appointment as the company’s statutory auditor, we report to you on the condensed consolidated interim financial statements. These condensed consolidated interim financial statements comprise the condensed consolidated interim statement of financial position as at 30 June 2017, the condensed consolidated interim income statement, the condensed consolidated interim statement of comprehensive income, the condensed consolidated interim statement of changes in equity and the condensed consolidated interim statement of cash flows for the period of six months then ended, as well as selective notes 1 to 23.

Report on the condensed consolidated interim financial statements

We have reviewed the condensed consolidated interim financial statements of Anheuser-Busch InBev NV/SA (“the company”) and its subsidiaries (jointly “the group”), prepared in accordance with International Accounting Standard (IAS) 34, “Interim Financial Reporting” as adopted by the European Union.

The condensed consolidated interim statement of financial position shows total assets of 251,937 million USD and the condensed consolidated interim income statement shows a condensed consolidated interim profit for the period then ended of 3,600 million USD.

The board of directors of the company is responsible for the preparation and fair presentation of the condensed consolidated interim financial statements in accordance with IAS 34, “Interim Financial Reporting” as adopted by the European Union. Our responsibility is to express a conclusion on this condensed consolidated interim financial statements based on our review.

Scope of review

We conducted our review of the condensed consolidated interim financial statements in accordance with International Standard on Review Engagements (ISRE) 2410, “Review of interim financial information performed by the independent auditor of the entity”. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit performed in accordance with the International Standards on Auditing (ISA) and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion on the condensed consolidated interim financial statements.

Deloitte Bedrijfsrevisoren / Réviseurs d’Entreprises

Burgerlijke vennootschap onder de vorm van een coöperatieve vennootschap met beperkte aansprakelijkheid /

Société civile sous forme d’une société coopérative à responsabilité limitée

Registered Office: Gateway building, Luchthaven Nationaal 1 J, B-1930 Zaventem

VAT BE 0429.053.863 - RPR Brussel/RPM Bruxelles - IBAN BE 17 2300 0465 6121 - BIC GEBABEBB

Member of Deloitte Touche Tohmatsu Limited

Anheuser-Busch InBev NV/SA

Report on the review of the condensed consolidated interim financial statements for the six-month period ended 30 June 2017

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the condensed consolidated interim financial statements of Anheuser-Busch InBev NV/SA have not been prepared, in all material respects, in accordance with IAS 34, “Interim Financial Reporting” as adopted by the European Union.

Zaventem, 26 July 2017

The statutory auditor

/s/ Joël Brehmen
DELOITTE Bedrijfsrevisoren / Réviseurs d’Entreprises BV o.v.v.e. CVBA / SC s.f.d. SCRL Represented by Joël Brehmen

4.   Unaudited condensed consolidated interim financial statements

4.1.Unaudited condensed consolidated interim income statement

For the six-month period ended 30 June Million US dollar, except earnings per shares in US dollar	Notes	2017	2016

Revenue		27 104	20 206
Cost of sales		(10 674)	(8 002)
Gross profit		16 430	12 204

Distribution expenses		(2 840)	(1 964)
Sales and marketing expenses		(4 082)	(3 568)
Administrative expenses		(1 857)	(1 179)
Other operating income/(expenses)		408	422
Profit from operations before non-recurring items		8 059	5 915

Restructuring	7	(288)	(62)
Business and asset disposal	7	26	2
Acquisition costs business combinations	7	(25)	(79)
Profit from operations		7 773	5 775

Finance cost	8	(3 248)	(2 311)
Finance income	8	128	366
Non-recurring net finance income/(cost)		(211)	(2 168)
Net finance income/(cost)		(3 331)	(4 113)

Share of result of associates and joint ventures		124	3
Profit before tax		4 566	1 664

Income tax expense	9	(994)	(835)
Profit from continuing operations		3 572	829

Profit from discontinued operations	14	28	-
Profit of the year		3 600	829

Profit from continuing operations attributable to:
Equity holders of AB InBev		2 880	285
Non-controlling interest		692	544

Profit of the year attributable to:
Equity holders of AB InBev		2 908	285
Non-controlling interest		692	544

Basic earnings per share	15	1.48	0.17
Diluted earnings per share	15	1.45	0.17

Basic earnings per share from continuing operations	15	1.46	0.17
Diluted earnings per share from continuing operations	15	1.43	0.17

Basic earnings per share before non-recurring items and discontinued operations[1]	15	1.69	1.57
Diluted earnings per share before non-recurring items and discontinued operations[1]	15	1.66	1.54

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

1 Basic earnings per share and diluted earnings per share before non-recurring items are not defined metrics in IFRS. Refer to Note 15 Changes in equity and earnings per share for more details

4.2. Unaudited condensed consolidated interim statement of comprehensive income

For the six-month period ended 30 June Million US dollar	2017	2016

Profit	3 600	829

Other comprehensive income: Items that will not be reclassified to profit or loss:
Re-measurements of post-employment benefits	25	1
	25	1

Other comprehensive income: Items that may be reclassified subsequently to profit or loss:

Exchange differences on translation of foreign operations	3 586	(528)
Foreign exchange contracts recognized in equity in relation to the SAB combination	-	(4 185)
Effective portion of changes in fair value of net investment hedges	(496)	128
Cash flow hedges recognized in equity	(328)	(165)
Cash flow hedges reclassified from equity to profit or loss	50	(15)
	2 812	(4 765)

Other comprehensive income, net of tax	2 837	(4 764)

Total comprehensive income	6 437	(3 935)

Attributable to:
Equity holders of AB InBev	5 538	(4 651)
Non-controlling interest	899	716

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

4.3. Unaudited condensed consolidated interim statement of financial position

As at Million US dollar	Notes	30 June 2017	31 December 2016 Adjusted[1]	31 December 2016 Reported[2]

ASSETS
Non-current assets
Property, plant and equipment	10	26 372	25 987	27 522
Goodwill	11	141 691	136 801	136 533
Intangible assets	12	45 916	44 524	44 568
Investments in associates and joint ventures		4 909	4 324	4 324
Investment securities		82	82	82
Deferred tax assets		1 516	1 261	1 261
Employee benefits		13	10	10
Derivatives	19	56	146	146
Trade and other receivables		901	874	874
		221 456	214 009	215 320

Current assets
Investment securities	13	2 912	5 659	5 659
Inventories		4 279	3 889	3 913
Income tax receivables		1 820	1 112	1 112
Derivatives	19	440	971	971
Trade and other receivables		6 216	6 366	6 391
Cash and cash equivalents	13	7 410	8 579	8 579
Assets classified as held for sale	14	7 404	16 499	16 439
		30 481	43 075	43 061
Total assets		251 937	257 084	258 381

EQUITY AND LIABILITIES
Equity
Issued capital	15	1 736	1 736	1 736
Share premium		17 620	17 620	17 620
Reserves		26 481	23 769	23 769
Retained earnings		26 877	28 214	28 214
Equity attributable to equity holders of AB InBev		72 714	71 339	71 339

Non-controlling interests		10 765	10 086	10 086
		83 479	81 425	81 425

Non-current liabilities
Interest-bearing loans and borrowings	16	108 281	113 941	113 941
Employee benefits		3 026	3 014	3 014
Deferred tax liabilities		16 899	15 429	16 678
Derivatives	19	485	471	471
Trade and other payables	18	1 350	1 307	1 328
Provisions		1 432	1 459	1 409
		131 473	135 621	136 841

Current liabilities
Bank overdrafts	13	261	184	184
Interest-bearing loans and borrowings	16	11 223	8 618	8 618
Income tax payables		836	3 845	3 922
Derivatives	19	1 254	1 263	1 263
Trade and other payables	18	21 452	23 086	23 086
Provisions		710	869	869
Liabilities associated with assets held for sale	14	1 250	2 174	2 174
		36 986	40 039	40 116
Total equity and liabilities		251 937	257 084	258 381

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

1 2016 as reported, adjusted to reflect the opening balance sheet adjustments related to the preliminary allocation of the SAB purchase price to the individual assets acquired and liabilities assumed as required by IFRS 3 Business Combinations, which requires retrospective application of post-acquisition adjustments (see also Note 6 Acquisitions and disposals of subsidiaries).

2 2016 amounts previously reported.

4.4 Unaudited condensed consolidated interim statement of changes in equity

	Attributable to equity holders of AB InBev
Million US dollar	Issued capital	Share premium	Treasury shares	Reserves	Share- based payment reserves	Other comprehensive income reserves[1]	Deferred share instrument	Retained earnings	Total	Non- controlling interest	Total equity

As per 1 January 2016	1 736	17 620	(1 626)	-	1 264	(14 110)	1 304	35 949	42 137	3 582	45 719
Profit	-	-	-	-	-	-	-	285	285	544	829
Other comprehensive income				-
Exchange differences on translation of foreign operations (gains/(losses))	-	-	-	-	-	(693)	-	-	(693)	293	(400)
Foreign exchange contracts recognized in equity in relation to the SAB combination	-	-	-	-	-	(4 185)	-	-	(4 185)	-	(4 185)
Cash flow hedges	-	-	-	-	-	(59)	-	-	(59)	(121)	(180)
Re-measurements of post-employment benefits	-	-	-	-	-	1	-	-	1	-	1
Total comprehensive income	-	-	-	-	-	(4 936)	-	285	(4 651)	716	(3 935)
Shares issued	-	-	-	-	-	-	-	-	-	-	-
Dividends	-	-	-	-	-	-	(51)	(3 596)	(3 647)	(489)	(4 136)
Treasury shares	-	-	27	-	-	-	-	-	27	-	27
Share-based payments	-	-	-	-	75	-	-	-	75	(1)	74
Scope and other changes	-	-	-	-	-	-	-	(51)	(51)	39	(12)
As per 30 June 2016	1 736	17 620	(1 599)	-	1 339	(19 046)	1 253	32 587	33 890	3 847	37 737

	Attributable to equity holders of AB InBev
Million US dollar	Issued capital	Share premium	Treasury shares	Reserves	Share- based payment reserves	Other comprehensive income reserves[1]	Deferred share instrument	Retained earnings	Total	Non- controlling interest	Total equity

As per 1 January 2017	1 736	17 620	(8 980)	45 726	1 437	(15 626)	1 212	28 214	71 339	10 086	81 425
Profit	-	-	-	-	-	-	-	2 908	2 908	692	3 600
Other comprehensive income
Exchange differences on translation of foreign operations (gains/(losses))	-	-	-		-	2 919	-	-	2 919	171	3 090
Cash flow hedges	-	-	-	-	-	(314)	-	-	(314)	36	(278)
Re-measurements of post-employment benefits	-	-	-	-	-	25	-	-	25	-	25
Total comprehensive income	-	-	-	-	-	2 630	-	2 908	5 538	899	6 437
Dividends	-	-	-	-	-	-	(51)	(4 308)	(4 359)	(391)	(4 750)
Treasury shares	-	-	-	-	-	-	-	-	-	-	-
Share-based payments	-	-	-	-	133	-	-	-	133	4	137
Scope and other changes	-	-	-	-	-	-	-	63	63	167	230
As per 30 June 2017	1 736	17 620	(8 980)	45 726	1 570	(12 996)	1 161	26 877	72 714	10 765	83 479

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

1 See Note 15 Changes in equity and earnings per share.

4.5. Unaudited condensed consolidated interim statement of cash flows

For the six-month period ended 30 June Million US dollar	Notes	2017	2016

OPERATING ACTIVITIES
Profit		3 600	829
Depreciation, amortization and impairment		2 109	1 559
Impairment losses on receivables, inventories and other assets		70	46
Additions/(reversals) in provisions and employee benefits		47	121
Net finance cost/(income)	8	3 331	4 113
Loss/(gain) on sale of property, plant and equipment and intangible assets		(12)	(21)
Loss/(gain) on sale of subsidiaries, associates and assets held for sale		(44)	(4)
Equity-settled share-based payment expense	17	163	110
Income tax expense	9	994	835
Other non-cash items included in profit		(155)	(192)
Share of result of associates and joint ventures		(124)	(3)
Cash flow from operating activities before changes in working capital and use of provisions		9 979	7 393
Decrease/(increase) in trade and other receivables		303	(359)
Decrease/(increase) in inventories		(244)	(330)
Increase/(decrease) in trade and other payables		(2 411)	(984)
Pension contributions and use of provisions		(288)	(265)
Cash generated from operations		7 338	5 455

Interest paid		(2 881)	(1 078)
Interest received		461	244
Dividends received		60	6
Income tax paid		(961)	(2 174)
CASH FLOW FROM OPERATING ACTIVITIES		4 018	2 453

INVESTING ACTIVITIES
Proceeds from sale of property, plant and equipment and of intangible assets		144	109
Sale of subsidiaries, net of cash disposed of	6	71	20
Acquisition of subsidiaries, net of cash acquired	6	(519)	(1 055)
Acquisition of property, plant and equipment and of intangible assets	10/12	(1 723)	(1 528)
Net of tax proceeds from the sale of assets held for sale	14/16	5 134	58
Net proceeds from sale/(acquisition) of investment in short-term debt securities	13	2 788	(55 905)
Net proceeds from sale/(acquisition) of other assets		(63)	-
Net repayments/(payments) of loans granted		282	2
CASH FLOW FROM INVESTING ACTIVITIES		6 114	(58 299)

FINANCING ACTIVITIES
Purchase of non-controlling interest	15	(63)	(10)
Proceeds from borrowings		10 103	65 257
Payments on borrowings		(15 342)	(6 456)
Cash net finance (cost)/income other than interests		(298)	85
Dividends paid		(4 475)	(3 929)
CASH FLOW FROM FINANCING ACTIVITIES		(10 075)	54 947

Net increase/(decrease) in cash and cash equivalents		57	(899)

Cash and cash equivalents less bank overdrafts at beginning of year		8 395	6 910
Effect of exchange rate fluctuations		(1 303)	(16)
Cash and cash equivalents less bank overdrafts at end of period	13	7 149	5 995

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

4.6 Notes to the unaudited condensed consolidated interim financial statements

Note
Corporate information	1

Statement of compliance	2

Summary of significant accounting policies	3

Use of estimates and judgments	4

Segment reporting	5

Acquisitions and disposals of subsidiaries	6

Non-recurring items	7

Finance cost and income	8

Income taxes	9

Property, plant and equipment	10

Goodwill	11

Intangible assets	12

Cash and cash equivalents and investments in short-term debt securities	13

Assets classified as held for sale and discontinued operations	14

Changes in equity and earnings per share	15

Interest-bearing loans and borrowings	16

Share-based payments	17

Trade and other payables	18

Risks arising from financial instruments	19

Collateral and contractual commitments for the acquisition of property, plant and equipment, loans to customers and other	20

Contingencies	21

Related parties	22

Events after the balance sheet date	23

1.  CORPORATE INFORMATION

Anheuser-Busch InBev is a publicly traded company (Euronext: ABI) based in Leuven, Belgium, with secondary listings on the Mexico (MEXBOL: ANB) and South Africa (JSE: ANH) stock exchanges and with American Depositary Receipts on the New York Stock Exchange (NYSE: BUD). Our Dream is to bring people together for a better world. Beer, the original social network, has been bringing people together for thousands of years. We are committed to building great brands that stand the test of time and to brewing the best beers using the finest natural ingredients. Our diverse portfolio of well over 500 beer brands includes global brands Budweiser®, Corona® and Stella Artois®; multi-country brands Beck’s®, Castle®, Castle Lite®, Hoegaarden® and Leffe®; and local champions such as Aguila®, Antarctica®, Bud Light®, Brahma®, Cass®, Chernigivske®, Cristal®, Harbin®, Jupiler®, Klinskoye®, Michelob Ultra®, Modelo Especial®, Quilmes®, Victoria®, Sedrin®, Sibirskaya Korona® and Skol®. Our brewing heritage dates back more than 600 years, spanning continents and generations. From our European roots at the Den Hoorn brewery in Leuven, Belgium. To the pioneering spirit of the Anheuser & Co brewery in St. Louis, US. To the creation of the Castle Brewery in South Africa during the Johannesburg gold rush. To Bohemia, the first brewery in Brazil. Geographically diversified with a balanced exposure to developed and developing markets, we leverage the collective strengths of approximately 200 000 employees based in more than 50 countries worldwide. For 2016, AB InBev’s reported revenue was 45.5 billion US dollar (excluding joint ventures and associates).

The unaudited condensed consolidated interim financial statements of the company for the six-month period ended 30 June 2017 comprise the company and its subsidiaries (together referred to as “AB InBev” or the “company”) and the company’s interest in associates, joint ventures and operations. The condensed consolidated interim financial statements as of 30 June 2017 and for the six-month periods ended 30 June 2017 and 30 June 2016 are unaudited; however, in the opinion of the company, the interim data include all adjustments, consisting of only normally recurring adjustments, necessary for a fair statement of the results for the interim period.

The unaudited condensed interim financial statements were authorized for issue by the Board of Directors on 26 July 2017.

2.  STATEMENT OF COMPLIANCE

The unaudited condensed consolidated interim financial statements have been prepared in accordance with International Financial Reporting Standard (IFRS) IAS 34 Interim Financial Reporting as issued by the International Accounting Standard Board (IASB) and as adopted by the European Union. They do not include all of the information required for full annual financial statements, and should be read in conjunction with the consolidated financial statements of the company as at and for the year ended 31 December 2016. AB InBev did not early apply any new IFRS requirements that were not yet effective in 2017 and did not apply any European carve-outs from IFRS.

3.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accounting policies applied are consistent with those applied in the annual consolidated financial statements ended 31 December 2016, except as described below.

(A)	SUMMARY OF CHANGES IN ACCOUNTING POLICIES

A number of new standards, amendment to standards and new interpretations became mandatory for the first time for the financial year beginning 1 January 2017, and have not been listed in these unaudited condensed consolidated interim financial statements because of either their non-applicability to or their immateriality to AB InBev’s consolidated financial statements.

(B)	FOREIGN CURRENCIES

FUNCTIONAL AND PRESENTATION CURRENCY

Unless otherwise specified, all information included in these unaudited condensed consolidated interim financial statements has been stated in US dollar, which is the AB InBev presentation currency. As from 2009, following the combination with Anheuser-Busch, the company changed the presentation currency of the consolidated financial statements from the euro to the US dollar to provide greater alignment of the presentation currency with AB InBev’s most significant operating currency and underlying financial performance. The functional currency of the parent company is the euro.

FOREIGN CURRENCY TRANSACTIONS

Foreign currency transactions are accounted for at exchange rates prevailing at the date of the transactions. Monetary assets and liabilities denominated in foreign currencies are translated at the balance sheet date rate. Gains and losses resulting from the settlement of foreign currency transactions and from the translation of monetary assets and liabilities denominated in foreign currencies are recognized in the income statement. Non-monetary assets and liabilities denominated in foreign currencies are translated at the foreign exchange rate prevailing at the date of the transaction. Non-monetary assets and liabilities denominated in foreign currencies that are stated at fair value are translated to US dollar at foreign exchange rates ruling at the dates the fair value was determined.

TRANSLATION OF THE RESULTS AND FINANCIAL POSITION OF FOREIGN OPERATIONS

Assets and liabilities of foreign operations are translated to US dollar at foreign exchange rates prevailing at the balance sheet date. Income statements of foreign operations, excluding foreign entities in hyperinflationary economies, are translated to US dollar at exchange rates for the year approximating the foreign exchange rates prevailing at the dates of the transactions. The components of shareholders’ equity are translated at historical rates. Exchange differences arising from the translation of shareholders’ equity to US dollar at period-end exchange rates are taken to other comprehensive income (translation reserves).

In hyperinflationary economies, re-measurement of the local currency denominated non-monetary assets, liabilities, income statement accounts as well as equity accounts is made by applying a general price index. These re-measured accounts are used for conversion into US dollar at the closing exchange rate. AB InBev did not have material operations in hyperinflationary economies in 2016 and in the six-month period ended 30 June 2017.

EXCHANGE RATES

The most important exchange rates that have been used in preparing the financial statements are:

	Closing rate		Average rate
1 US dollar equals:	30 June 2017	30 June 2016	30 June 2017	30 June 2016

Argentinean peso	16.598538	14.920060	15.675828	14.127933
Australian Dollar	1.301349	-	1.330681	-
Brazilian real	3.308202	3.209806	3.183660	3.750743
Canadian dollar	1.295566	1.295622	1.338806	1.319418
Colombian peso	3 042.60	2 915.01	2 923.89	3 127.89
Chinese yuan	6.781016	6.643401	6.882250	6.520308
Euro	0.876270	0.900739	0.923949	0.897703
Mexican peso	17.897306	18.911169	19.517713	17.780874
Pound sterling	0.770531	0.744461	0.791875	0.693730
Peruvian nuevo sol	3.254739	3.277333	3.276519	3.394411
Russian ruble	59.087660	64.255885	57.627955	69.676616
South Korean won	1 143.96	1 151.84	1 142.09	1 179.64
South African rand	13.073974	-	13.293656	-
Turkish lira	3.516826	-	3.604220	-
Ukrainian hryvnia	26.099660	24.854143	26.786565	25.548652

(C)	RECENTLY ISSUED IFRS

IFRS WITH EFFECTIVE APPLICATION FOR ANNUAL PERIODS AFTER 1ST JANUARY 2017:

To the extent that new IFRS requirements are expected to be applicable in the future, they have been listed hereafter. For the six-month period ended 30 June 2017, they have not been applied in preparing these unaudited condensed consolidated interim financial statements.

The following standards, amendments and interpretations have been issued recently, but are not yet effective:

IFRS 9 Financial Instruments (effective from annual periods beginning on or after 1 January 2018) is the standard issued as part of a wider project to replace IAS 39. IFRS 9 introduces a logical approach for the classification of financial assets, which is driven by cash flow characteristics and the business model in which an asset is held; defines a new expected-loss impairment model that will require more timely recognition of expected credit losses; and introduces a substantially-reformed model for hedge accounting, with enhanced disclosures about risk management activity. The new hedge accounting model represents a significant overhaul of hedge accounting that aligns the accounting treatment with risk management activities. IFRS 9 also removes the volatility in profit or loss that was caused by changes in the credit risk of liabilities elected to be measured at fair value.

IFRS 15 Revenue from Contracts with Customers (effective from annual periods beginning on or after 1 January 2018). The core principle of the new standard is for companies to recognize revenue to depict the transfer of goods or services to customers in amounts that reflect the consideration (that is, payment) to which the company expects to be entitled in exchange for those goods or services. The new standard will also result in enhanced disclosures about revenue, provide guidance for transactions that were not previously addressed comprehensively (for example, service revenue and contract modifications) and improve guidance for multiple-element arrangements.

IFRS 16 Leases (effective from annual periods beginning on or after 1 January 2019, not yet endorsed by the European Union) replaces the existing lease accounting requirements and represents a significant change in the accounting and reporting of leases that were previously classified as operating leases, with more assets and liabilities to be reported on the balance sheet and a different recognition of lease costs.

The company is in process of assessing the full impact of the above standards and, apart from changes in the presentation of operating leases in the balance sheet, does not expect material impacts in the consolidated income statement.

Other Standards, Interpretations and Amendments to Standards: a number of other amendments to standards are effective for annual periods beginning after 1 January 2017, and have not been listed above because of either their non-applicability to or their immateriality to AB InBev’s consolidated financial statements.

4. USE OF ESTIMATES AND JUDGMENTS

The preparation of financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, income and expenses. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making the judgments about carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period or in the period of the revision and future periods if the revision affects both current and future periods.

Although each of its significant accounting policies reflects judgments, assessments or estimates, AB InBev believes that the following accounting policies reflect the most critical judgments, estimates and assumptions that are important to its business operations and the understanding of its results: business combinations, intangible assets, goodwill, impairment, provisions, share-based payments, employee benefits and accounting for current and deferred tax.

The fair values of acquired identifiable intangibles are based on an assessment of future cash flows. Impairment analyses of goodwill and indefinite-lived intangible assets are performed annually and whenever a triggering event has occurred, in order to determine whether the carrying value exceeds the recoverable amount. These calculations are based on estimates of future cash flows.

The company uses its judgment to select a variety of methods including the discounted cash flow method and option valuation models and makes assumptions about the fair value of financial instruments that are mainly based on market conditions existing at each balance sheet date.

Actuarial assumptions are established to anticipate future events and are used in calculating pension and other long-term employee benefit expense and liability. These factors include assumptions with respect to interest rates, rates of increase in health care costs, rates of future compensation increases, turnover rates, and life expectancy.

The company is subject to income tax in numerous jurisdictions. Significant judgment is required in determining the worldwide provision for income tax. There are some transactions and calculations for which the ultimate tax determination is uncertain. Some subsidiaries within the group are involved in tax audits and local enquiries usually in relation to prior years. Investigations and negotiations with local tax authorities are ongoing in various jurisdictions at the balance sheet date and, by their nature, these can take considerable time to conclude. In assessing the amount of any income tax provisions to be recognized in the financial statements, estimation is made of the expected successful settlement of these matters. Estimates of interest and penalties on tax liabilities are also recorded. Where the final outcome of these matters is different from the amounts that were initially recorded, such differences will impact the current and deferred income tax assets and liabilities in the period such determination is made.

Judgments made by management in the application of IFRS that have a significant effect on the financial statements and estimates with a significant risk of material adjustment in the next year are further discussed in the relevant notes hereafter.

In preparing these unaudited condensed consolidated interim financial statements, the significant judgments made by management in applying the company’s accounting policies and the key sources of estimating uncertainty were the same as those that applied to the consolidated financial statements as at and for the year ended 31 December 2016. The company is in the process of finalizing the allocation of the purchase price to the individual assets acquired and liabilities assumed as part of the SAB combination, in compliance with IFRS 3. AB InBev is fully consolidating SAB in the AB InBev consolidated financial statements as of the fourth quarter 2016.

5.  SEGMENT REPORTING

Segment information is presented by geographical segments, consistent with the information that is available and evaluated regularly by the chief operating decision maker. AB InBev operates its business through seven business segments. Regional and operating company management is responsible for managing performance, underlying risks, and effectiveness of operations. Internally, AB InBev’s management uses performance indicators such as normalized profit from operations (normalized EBIT) and normalized EBITDA as measures of segment performance and to make decisions regarding allocation of resources.

The company’s six geographic regions: North America, Latin America West, Latin America North, Latin America South, EMEA and Asia Pacific, plus its Global Export and Holding Companies comprise the company’s seven reportable segments for financial reporting purposes.

Given the transformational nature of the transaction with SAB, that closed on 10 October 2016, and to facilitate the understanding of AB InBev’s underlying performance, AB InBev has updated its 2016 segment reporting for purposes of result announcement and internal review by management. This presentation (further referred to as the “2016 Reference base”) includes, for comparative purposes, the SAB results as from the 1st January 2016. The tables below provide the segment information per segment for the six-month period ended 30 June 2016 and 2017 in the format that is used by management to monitor performance. The former SAB geographies: Colombia, Peru, Ecuador, Honduras and El Salvador are reported together with Mexico as Latin America West, Panama is reported within Latin America North, Africa is reported together with Europe as EMEA, and Australia, India and Vietnam are reported within Asia Pacific. Exports to countries in which AB InBev has operations following the combination, were allocated to the respective regions in the 2016 Reference Base.

The 2016 Reference Base and 2017 segment reporting exclude the results of the SAB businesses sold since the combination was completed, including the joint venture stakes in MillerCoors and CR Snow, and the sale of the Peroni, Grolsch and Meantime brands and associated businesses in Italy, the Netherlands, the UK and internationally. The 2016 Reference Base and 2017 segment reporting also exclude the results of the Central and Eastern Europe business and the stake in Distell. The results of the Central and Eastern Europe business were reported as “Results from discontinued operations” until the completion of the sale that took place on 31 March 2017. The results of Distell were reported as share of results of associates until the completion of the sale that occurred on 12 April 2017, and accordingly, are excluded from normalized EBIT and EBITDA.

The differences between the 2016 Reference base and the 2016 unaudited income statement as Reported represent the effect of the combination with SAB.

All figures in the tables below are stated in million US dollar, except volume (million hls) and Normalized EBITDA margin (in %). The information presented is for the six-month period ended 30 June 2017, except for segment assets (non-current) as adjusted comparatives at 31 December 2016.

SEGMENT REPORTING (REFERENCE	BASE)

	North America		Latin America West		Latin America North		Latin America South		EMEA		Asia Pacific		Global Export and holding companies		Effect of acquisition		Consolidated
	2017	2016 Reference base	2017	2016 Reference base	2017	2016 Reference base	2017	2016 Reference base	2017	2016 Reference base	2017	2016 Reference base	2017	2016 Reference base	2017	2016 Bridge to Reported	2017	2016 Reported

Volumes	57	58	53	53	57	57	16	15	70	58	53	52	1	1		(74)	306	220
Revenue	7 786	7 795	4 259	4 124	4 365	3 821	1 523	1 231	5 145	4 142	3 856	3 659	170	757		(5 323)	27 104	20 206
Normalized EBITDA	3 149	3 116	1 998	1 903	1 699	1 761	666	584	1 489	1 209	1 412	1 181	(250)	(407)		(1 873)	10 162	7 474
Normalized EBITDA margin %	40.4%	40.0%	46.9%	46.2%	38.9%	46.1%	43.7%	47.5%	28.9%	29.2%	36.6%	32.3%	-	-		-	37.5%	37.0%
Depreciation, amortization and impairment	(404)	(393)	(302)	(315)	(406)	(357)	(101)	(87)	(408)	(333)	(353)	(368)	(127)	(116)		410	(2 103)	(1 559)
Normalized profit from operations (EBIT)	2 744	2 723	1 695	1 589	1 292	1 404	565	497	1 081	876	1 059	813	(378)	(523)		(1 464)	8 059	5 915

SEGMENT REPORTING (2016 REPORTED)

	North America		Latin America West		Latin America North		Latin America South		EMEA		Asia Pacific		Global Export and holding companies		Consolidated
	2017	2016	2017	2016	2017	2016	2017	2016	2017	2016	2017	2016	2017	2016	2017	2016

Volume	57	58	53	22	57	56	16	15	70	22	53	46	1	1	306	220
Revenue	7 786	7 795	4 259	1 892	4 365	3 709	1 523	1 231	5 145	1 958	3 856	2 863	170	758	27 104	20 206
Normalized EBITDA	3 149	3 116	1 998	867	1 699	1 735	666	584	1 489	495	1 412	862	(250)	(185)	10 162	7 474
Normalized EBITDA margin %	40.4%	40.0%	46.9%	45.8%	38.9%	46.7%	43.7%	47.5%	28.9%	25.3%	36.6%	30.1%	-	-	37.5%	37.0%
Depreciation, amortization and impairment	(404)	(393)	(302)	(166)	(406)	(344)	(101)	(87)	(408)	(165)	(360)	(313)	(127)	(91)	(2 103)	(1 559)
Normalized profit from operations (EBIT)	2 744	2 723	1 695	701	1 292	1 391	565	497	1 081	329	1 059	549	(378)	(275)	8 059	5 915
Non-recurring items (refer Note 7)	30	(11)	(72)	(4)	(9)	(3)	(10)	(3)	(85)	(18)	(37)	(24)	(104)	(77)	(287)	(139)
Profit from operations (EBIT)	2 774	2 712	1 623	697	1 283	1 388	555	494	996	311	1 022	525	(482)	(352)	7 773	5 775
Net finance income/(cost)															(3 331)	(4 113)
Share of results of associates and joint ventures															124	3
Income tax expense															(994)	(835)
Profit from continuing operations															3 572	829
Discontinued operations															28	-
Profit/(loss)															3 600	829

Segment assets (non-current)[1]	62 937	62 467	73 869	70 970	13 635	13 614	2 314	2 357	44 046	40 986	22 464	21 344	2 193	2 272	221 456	214 009
Gross capex	252	366	326	194	269	302	109	153	408	171	259	247	75	58	1 698	1 492

[1]

2016 as reported, adjusted to reflect the opening balance sheet adjustments related to the preliminary allocation of the SAB purchase price to the individual assets acquired and liabilities assumed as required by IFRS 3 Business Combinations, which requires retrospective application of post-acquisition adjustments (see also Note 6 Acquisitions and disposals of subsidiaries).

6.  ACQUISITIONS AND DISPOSALS OF SUBSIDIARIES

COMBINATION	WITH SAB

The company is in the process of finalizing the allocation of the purchase price to the individual assets acquired and liabilities assumed as part of the SAB combination, in compliance with IFRS 3. The valuation of the property, plant and equipment, intangible assets, investment in associates, interest bearing loans and borrowings, employee benefits, other assets and liabilities and non-controlling interests are based on the current best estimate of AB InBev’s management with input from independent third parties.

IFRS 3 requires the acquirer to retrospectively adjust the provisional amounts recognized at the acquisition date to reflect new information obtained about facts and circumstances that existed as of the acquisition date. The following table summarizes the revised purchase price allocation of the SAB business with adjustments being retrospectively applied as of 10 October 2016:

Million US dollar	Provisional fair values Reported 2016	Adjustments	Provisional fair values Adjusted 2016

Non-current assets
Property, plant and equipment	9 060	(1 535)	7 525
Intangible assets	20 040	(44)	19 996
Investment in associates	4 386	-	4 386
Investment securities	21	-	21
Deferred tax assets	179	-	179
Derivatives	579	-	579
Trade and other receivables	59	-	59

Current assets
Inventories	977	(24)	953
Income tax receivable	189	-	189
Derivatives	60	-	60
Trade and other receivables	1 257	(22)	1 235
Cash and cash equivalents	1 410	-	1 410
Assets held for sale	24 805	60	24 865

Non-current liabilities
Interest-bearing loans and borrowings	(9 021)	-	(9 021)
Employee benefits	(195)	-	(195)
Deferred tax liabilities	(5 801)	1 249	(4 552)
Derivatives	(24)	-	(24)
Trade and other payables	(146)	21	(125)
Provisions	(688)	(50)	(738)

Current liabilities
Bank overdraft	(212)	-	(212)
Interest-bearing loans and borrowings	(2 849)	-	(2 849)
Income tax payable	(4 310)	77	(4 233)
Derivatives	(156)	-	(156)
Trade and other payables	(3 520)	-	(3 520)
Provisions	(847)	-	(847)
Net identified assets and liabilities	35 253	(268)	34 985

Non-controlling interests	(6 200)	-	(6 200)

Goodwill on acquisition	74 083	268	74 351

Purchase consideration	103 136	-	103 136

Given the nature of the adjustments, the impact to the consolidated income statement as of 31 December 2016 is immaterial.

OTHER ACQUISITIONS AND DISPOSALS

The table below summarizes the impact of acquisitions on the Statement of financial position and cash flows of AB InBev for 30 June 2017 and 30 June 2016:

Million US dollar	2017 Acquisitions	2016 Acquisitions	2017 Disposal	2016 Disposal

Non-current assets
Property, plant and equipment	70	169	-	(13)
Intangible assets	430	545	-	(6)
Investments in associates	-	62	-	-
Employee benefits	-	3	-	-
Deferred tax assets	1	1	-	-

Current assets
Inventories	2	22	-	(1)
Trade and other receivables	10	21	-	-
Cash and cash equivalents	2	19	-	-

Non-current liabilities
Interest-bearing loans and borrowings	-	(9)	-	-
Trade and other payables	-	(46)	-	-
Employee benefits	-	(1)	-	-

Current liabilities

Interest-bearing loans and borrowings	-	(3)	-	-
Trade and other payables	(11)	(35)	-	-

Net identifiable assets and liabilities	503	748	-	(20)

Non-controlling interest	(114)	(15)	-	-

Goodwill on acquisitions and goodwill disposed of	135	313	-	6
Loss/(gain) on disposal		-	(42)	(1)
Prior year payments	-	(143)	-	-
Consideration to be paid	(119)	(91)	-	(5)
Net cash paid on prior years acquisitions	116	31	-	-
Consideration paid/(received)	521	843	(42)	(20)

Cash (acquired)/ disposed of	(2)	(18)	-

Net cash outflow / (inflow)	519	825	(42)	(20)

In December 2016, AB InBev entered into an agreement with Keurig Green Mountain, Inc. to establish a joint venture for conducting research and development of an in-home alcohol drink system, focusing on the US and Canadian markets. The transaction, which closed in the first quarter of 2017, included the contribution of intellectual property and manufacturing assets from Keurig Green Mountain, Inc. Pursuant to the terms of the joint venture agreement, AB InBev owns 70% of the voting and economic interest in the joint venture. Under IFRS, this transaction was accounted for as a business combination as AB InBev was deemed as the accounting acquirer as per IFRS rules. The company is in the process of finalizing the allocation of the purchase price to the individual assets acquired and liabilities assumed.

During 2017, AB InBev collected 42m US dollar proceeds from prior years’ sale of SeaWorld to Blackstone.

During the first six months of 2016, AB InBev completed the acquisition of the Canadian rights to a range of primarily spirit-based beers and ciders from Mark Anthony Group. In a separate transaction, Mark Anthony Group agreed to sell certain non-U.S. and non-Canadian trademark rights and other intellectual property to one of the company’s subsidiaries. Mark Anthony Group retains full ownership of its U.S. business, as well as the Canadian wine, spirits and beer import and distribution business.

The company undertook a series of additional acquisitions and disposals during the first six months of 2016 and 2017, with no significant impact in the company’s condensed consolidated interim income statement.

7.  NON-RECURRING ITEMS

IAS 1 Presentation of financial statements requires material items of income and expense to be disclosed separately. Non-recurring items are items, which in management’s judgment need to be disclosed by virtue of their size or incidence in order for the user to obtain a proper understanding of the financial information. The company considers these items to be of significance in nature, and accordingly, management has excluded these from their segment measure of performance as noted in Note 5 Segment Reporting.

The non-recurring items included in the income statement are as follows:

For the six-month period ended 30 June Million US dollar	2017	2016

Restructuring	(288)	(62)
Acquisition costs business combinations	(25)	(79)
Business and asset disposal (including impairment losses)	26	2
Impact on profit from operations	(287)	(139)

Non-recurring net finance income/(cost)	(211)	(2 168)
Non-recurring taxes	37	18
Non-recurring non-controlling interest	9	2
Net impact on profit attributable to equity holders of AB InBev	(452)	(2 287)

The non-recurring restructuring charges for the six-month period ended 30 June 2017 total (288)m US dollar. These charges primarily relate to the SAB integration. These changes aim to eliminate overlap or duplicated processes, taking into account the right match of employee profiles with the new organizational requirements. These one-time expenses, as a result of the series of decisions, provide the company with a lower cost base in addition to a stronger focus on AB InBev’s core activities, quicker decision-making and improvements to efficiency, service and quality.

Acquisition costs of business combinations amount to (25)m US dollar by the end of June 2017, primarily related to cost incurred to facilitate the combination with SAB.

Business and asset disposals resulted in a net gain of 26m US dollar as per 30 June 2017 mainly attributable to proceeds from prior years’ sale of SeaWorld to Blackstone.

The non-recurring restructuring charges for the six-month period ended 30 June 2016 total (62)m US dollar. These charges primarily relate to organizational alignments in EMEA and Asia Pacific.

Acquisition costs of business combinations amount to (79)m US dollar by the end of June 2016, primarily related to costs incurred in relation to the combination with SAB.

The company incurred non-recurring net finance cost of (211)m US dollar for the six-month period ended 30 June 2017 (30 June 2016: (2 168)m US dollar cost) - see Note 8 Finance cost and income.

All the above amounts are before income taxes. The non-recurring items as of 30 June 2017 decreased income taxes by 37m US dollar (30 June 2016: 18m US dollar decrease of income taxes).

Non-controlling interest on the non-recurring items amounts to 9m US dollar for the six-month period ended 30 June 2017 (30 June 2016: 2m US dollar).

8.  FINANCE COST AND INCOME

RECOGNIZED IN PROFIT OR LOSS

FINANCE COSTS

For the six-month period ended 30 June Million US dollar	2017	2016

Interest expense	(2 181)	(1 812)
Capitalization of borrowing costs	10	9
Net interest on net defined benefit liabilities	(55)	(59)
Accretion expense	(303)	(263)
Net foreign exchange losses (net of the effect of foreign exchange derivative instruments)	(181)	(119)
Net losses on hedging instruments that are not part of a hedge accounting relationship	(445)	-
Tax on financial transactions	(25)	(24)
Other financial costs, including bank fees	(68)	(43)
	(3 248)	(2 311)

Non-recurring finance cost	(211)	(2 607)
	(3 459)	(4 918)

Finance costs, excluding non-recurring items, increased by 937m US dollar from prior year mainly as a result of interest expense on the bonds issued in 2016 and the financing entered into to fund the combination with SAB, as well as interest expenses on the legacy debt of SAB.

Mark-to-market result on certain derivatives related to the hedging of share-based payment programs reached net losses of 135m US dollar in 30 June 2017 (30 June 2016: 306m US dollar income).

Borrowing costs capitalized relate to the capitalization of interest expenses directly attributable to the acquisition and construction of qualifying assets mainly in Brazil and China. Interest is capitalized at a borrowing rate ranging from 4% to 8%.

Non-recurring net finance cost for the six-month period ended 30 June 2017 includes:

–

71m US dollar resulting from mark-to-market adjustments on derivative instruments entered into to hedge the deferred share instrument issued in a transaction related to the combination with Grupo Modelo (30 June 2016: 146m US dollar income). By

30 June 2017, 100% of the deferred share instrument had been hedged at an average price of approximately 68 euro per share. See also Note 15 Changes in equity and earnings per share;
–

69m US dollar resulting from mark-to-market adjustments on derivatives entered into to hedge the restricted shares issued in connection with the combination with SAB (30 June 2016: 166m US dollar income);

–

71m US dollar related to accelerated accretion expenses associated to the 2015 senior facilities agreement. The accelerated accretion follows the repayment of 6.0 and 2.0 billion US dollar in April and June 2017, respectively. See also Note 16 Interest-bearing loans and borrowings;

2016 non-recurring finance cost mainly relates to 2 365m US dollar negative mark-to-market adjustments related to the portion of the foreign exchange hedging of the purchase price of the combination with SAB that did not qualify for hedge accounting as per IFRS rules and 242m US dollar related to accelerated accretion expenses associated to the 2015 senior facilities agreement, as well as commitment fees and other fees.

Interest expense is presented net of the effect of interest rate derivative instruments hedging AB InBev’s interest rate risk – see also Note 29 Risks arising from financial instruments of the 31 December 2016 consolidated financial statements.

FINANCE INCOME

For the six-month period ended 30 June Million US dollar	2017	2016

Interest income	114	256
Net gains on hedging instruments that are not part of a hedge accounting relationship	-	90
Other financial income	14	20
	128	366

Non-recurring finance income	-	439
	128	805

Finance income, excluding non-recurring items, decreased by 238m US dollar.

No interest income was recognized on impaired financial assets.

9.  INCOME TAXES

Income taxes recognized in the income statement can be detailed as follows:

For the six-month period ended 30 June Million US dollar	2017	2016

Current tax expense
Current year	(706)	(950)
Deferred tax (expense)/income	(288)	115
Total income tax expense in the income statement	(994)	(835)
The reconciliation of the effective tax rate with the aggregated weighted nominal tax rate can be summarized as follows:
For the six-month period ended 30 June Million US dollar	2017	2016

Profit before tax	4 566	1 664
Deduct share of result of associates and joint ventures	124	3
Profit before tax and before share of result of associates and joint ventures	4 442	1 661

Adjustments on taxable basis
Foreign source income	(337)	(428)
Government incentives	(336)	(362)
Taxable intercompany dividends	-	459
Expenses not deductible for tax purposes	811	2 544
Other non-taxable income	(121)	(137)
	4 459	3 737

Aggregated weighted nominal tax rate	27.5%	30.4%

Tax at aggregated weighted nominal tax rate	(1 225)	(1 136)

Adjustments on tax expense
Utilization of tax losses not previously recognized	28	10
Recognition of deferred taxes assets on previous years’ tax losses	-	11
Write-down of deferred tax assets on tax losses and current year losses for which no deferred tax asset is recognized	(142)	(244)
(Underprovided)/overprovided in prior years	137	(35)
Deductions from interest on equity	222	351
Deductions from goodwill	28	30
Other tax deductions	111	301
Withholding taxes	(136)	(139)
Other tax adjustments	(16)	16
	(994)	(835)

Effective tax rate	22.4%	50.2%

The total income tax expense for the six-month period ended 30 June 2017 amounts to 994m US dollar compared to 835m US dollar for the same period 2016. The effective tax rate decrease from 50.2% for the six-month period ended 30 June 2016 to 22.4% for the six-month period ended 30 June 2017. The 2016 effective tax rate was negatively impacted by the non-deductible negative mark-to-market adjustment related to the hedging of the purchase price of the combination with SAB that could not qualify for hedge accounting.

The Company benefits from tax exempted income and tax credits which are expected to continue in the future. The Company does not have significant benefits coming from low tax rates in any particular jurisdiction.

The normalized effective tax rate for the six-month period ended 30 June 2017 is 20.9% (30 June 2016: 21.5%). Normalized effective tax rate is not an accounting measure under IFRS accounting and should not be considered as an alternative to the effective tax rate. Normalized effective tax rate method does not have a standard calculation method and AB InBev’s definition of normalized effective tax rate may not be comparable to other companies.

10.	PROPERTY, PLANT AND EQUIPMENT

	30 June 2017				31 December 2016
Million US dollar	Land and buildings	Plant and equipment, fixtures and fittings	Under construction	Total	Total

Acquisition cost
Balance at end of previous year as reported	12 483	30 611	2 561	45 655	35 329
Adjustments	(556)	(980)	-	(1 535)	-
Balance at end of previous year as adjusted	11 927	29 631	2 561	44 120	35 329
Effect of movements in foreign exchange	278	751	112	1 141	(156)
Acquisitions	85	525	879	1 489	4 395
Acquisitions through business combinations	32	38	-	70	9 346
Disposals	(72)	(514)	(9)	(594)	(1 683)
Disposals through the sale of subsidiaries	-	-	-	-	(88)
Transfer (to)/from other asset categories and other movements[1]	166	1 025	(1 271)	(80)	(1 487)
Balance at end of the period	12 416	31 457	2 272	46 145	45 655

Depreciation and impairment losses
Balance at end of previous year	(3 065)	(15 068)	-	(18 133)	(16 377)
Effect of movements in foreign exchange	(54)	(312)	-	(366)	(190)
Depreciation	(233)	(1 501)	-	(1 734)	(2 986)
Disposals	50	380	-	429	1 431
Disposals through the sale of subsidiaries	-	-	-	-	(27)
Impairment losses	-	(19)	-	(19)	(39)
Transfer to/(from) other asset categories and other movements[1]	6	43	-	49	56
Balance at end of the period	(3 296)	(16 477)	-	(19 773)	(18 132)

Carrying amount
at 31 December 2016 as reported	9 418	15 543	2 561	27 522	27 522
at 31 December 2016 as adjusted	8 862	14 563	2 561	25 987	25 987
at 30 June 2017	9 120	14 980	2 271	26 372	-

The carrying amount of property, plant and equipment subject to restrictions on title amounts to 16m US dollar.

Contractual commitments to purchase property, plant and equipment amounted to 825m US dollar as at 30 June 2017 compared to 816m US dollar as at 31 December 2016.

AB InBev’s net capital expenditures amounted to 1 579m US dollar in the first half of 2017 and 1 419m US dollar the first half of 2016. Out of the total 2017 capital expenditures approximately 49% was used to improve the company’s production facilities while 36% was used for logistics and commercial investments and 15% was used for improving administrative capabilities and purchase of hardware and software.

LEASED ASSETS

The company leases land and buildings as well as equipment under a number of finance lease agreements. The carrying amount as at 30 June 2017 of leased land and buildings was 310m US dollar (31 December 2016: 302m US dollar).

1 The transfer (to)/from other asset categories and other movements mainly relates to transfers from assets under construction to their respective asset categories, to contributions of assets to pension plans and to the separate presentation in the balance sheet of property, plant and equipment held for sale in accordance with IFRS 5 Non-current assets held for sale and discontinued operations.

11.	GOODWILL

Million US dollar	30 June 2017	31 December 2016

Acquisition cost
Balance at end of previous year as reported	136 566	65 099
Adjustments	268	-
Balance at end of previous year as adjusted	136 835	65 099
Effect of movements in foreign exchange	3 978	(2 222)
Disposals through the sale of subsidiaries	-	(187)
Acquisitions through business combinations	135	74 886
Reclassified as held for sale	-	(1 008)
Other movements	783	-
Balance at end of the period	141 732	136 566

Impairment losses
Balance at end of previous year	(34)	(38)
Impairment losses	(6)	-
Effect of movements in foreign exchange and other movements	(1)	4
Balance at end of the period	(41)	(34)

Carrying amount
at 31 December 2016 as reported	136 533	136 533
at 31 December 2016 as adjusted	136 801	136 801
at 30 June 2017	141 691	-

AB InBev’s annual goodwill impairment testing is performed during the fourth quarter of the year, or whenever a triggering event has occurred.

The allocation of the purchase price related to the SAB combination was only provisionally determined as at 31 December 2016. The completion of the purchase price allocation may result in further adjustment to the carrying value of SAB’s recorded assets, liabilities and non-controlling interests and the determination of any residual amount that will be allocated to goodwill. The company expects to complete the allocation of goodwill to the business units during 2017, as permitted by IFRS 3 Business combinations and IAS 36 Impairment of assets.

12.	INTANGIBLE ASSETS

	30 June 2017					31 December 2016
Million US dollar	Brands	Commercial intangibles	Software	Other	Total	Total

Acquisition cost
Balance at end of previous year as reported	42 077	2 715	1 872	306	46 970	31 719
Adjustments	-	-	(44)	-	(44)	-
Balance at end of previous year as adjusted	42 077	2 715	1 828	306	46 926	31 719
Effect of movements in foreign exchange	1 080	22	94	71	1 266	(805)
Acquisitions through business combinations	393	-	32	5	430	20 723
Acquisitions and expenditures	7	11	79	42	139	563
Disposals through the sales of subsidiaries	-	-	-	-	-	-
Disposals	-	(6)	(44)	(19)	(69)	(161)
Transfer (to)/from other asset categories and other movements[1]	(48)	9	(11)	12	(38)	(5 070)
Balance at end of period	43 509	2 750	1 977	417	48 653	46 969

Amortization and impairment losses
Balance at end of previous year	(32)	(1 124)	(1 151)	(94)	(2 401)	(2 042)
Effect of movements in foreign exchange	-	(29)	(73)	-	(103)	34
Amortization	-	(98)	(148)	(4)	(251)	(446)
Impairment losses	-	-	-	-	-	(3)
Disposals through the sales of subsidiaries	-	-	-	-	-	-
Disposals	-	6	38	9	52	142
Transfer to/(from) other asset categories and other movements[1]	-	2	(31)	(6)	(35)	(86)
Balance at end of period	(32)	(1 244)	(1 365)	(96)	(2 737)	(2 401)

Carrying value
at 31 December 2016 as reported	42 045	1 591	720	212	44 568	44 568
at 31 December 2016 as adjusted	42 045	1 591	677	212	44 525	44 647
at 30 June 2017	43 477	1 506	612	321	45 916	-

1 The transfer (to)/from other asset categories and other movements mainly relates to transfers from assets under construction to their respective asset categories, to contributions of assets to pension plans and to the separate presentation in the balance sheet of property, plant and equipment held for sale in accordance with IFRS 5 Non-current assets held for sale and discontinued operations.

AB InBev is the owner of some of the world’s most valuable brands in the beer industry. As a result, brands and certain distribution rights are expected to generate positive cash flows for as long as the company owns the brands and distribution rights. Given AB InBev’s more than 600-year history, brands and certain distribution rights have been assigned indefinite lives.

Acquisitions and expenditures of commercial intangibles mainly represent supply and distribution rights, exclusive multi-year sponsorship rights and other commercial intangibles.

Intangible assets with indefinite useful lives are comprised primarily of brands and certain distribution rights that AB InBev purchases for its own products, and are tested for impairment during the fourth quarter of the year or whenever a triggering event has occurred.

13.	CASH AND CASH EQUIVALENTS AND INVESTMENTS IN SHORT-TERM DEBT SECURITIES

Million US dollar	30 June 2017	31 December 2016

Short-term bank deposits	2 963	3 231
Treasury Bills	-	250
Cash and bank accounts	4 447	5 098
Cash and cash equivalents	7 410	8 579

Bank overdrafts	(261)	(184)
	7 149	8 395

INVESTMENTS IN SHORT-TERM DEBT SECURITIES

Million US dollar	30 June 2017	31 December 2016

Current investments
Debt securities held for trading	2 912	5 659
	2 912	5 659

As of 30 June 2017, current debt securities of 2.9 billion US dollar mainly represented investments in US Treasury Bills. The company’s investments in such short-term debt securities are primarily to facilitate liquidity and for capital preservation.

The cash outstanding per 30 June 2017 includes restricted cash for an amount of 2m US dollar (31 December 2016: 2m US dollar). This restricted cash refers to outstanding consideration payable to former Anheuser-Busch shareholders who did not yet claim the proceeds from the 2008 combination.

14.	ASSETS CLASSIFIED AS HELD FOR SALE, LIABILITIES ASSOCIATED WITH ASSETS HELD FOR SALE AND DISCONTINUED OPERATIONS

ASSETS CLASSIFIED AS HELD FOR SALE

Million US dollar	30 June 2017	31 December 2016

Balance at the end of previous year as reported	16 439	48
Adjustments	60	-
Balance at the end of previous year as adjusted	16 499	48
Combination with SAB	-	24 805
Proceeds from SAB transaction-related divestitures	(8 649)	(16 342)
Reclassified to assets held for sale in the period	-	7 959
Disposals through sales of subsidiaries	-	(28)
Effect of movements in foreign exchange	410	(51)
Other movements	(856)	48
Balance at the end of year as reported	7 404	16 439
Balance at the end of year as adjusted	-	16 499
LIABILITIES ASSOCIATED WITH ASSETS HELD FOR SALE
Million US dollar	30 June 2017	31 December 2016

Balance at the end of previous year	2 174	-
Reclassified to assets held for sale in the period	-	2 174
Effect of movements in foreign exchange	32	-
Other movements	(956)	-
Balance at the end of year	1 250	2 174

Amounts recognized as assets held for sale as at 30 June 2017 are mainly related to the agreement reached in December 2016 between the Coca-Cola Company and the company regarding the transition of the company’s 54.5% equity stake in CCBA for 3.15 billion US dollar, after customary adjustments. CCBA includes the Coca-Cola bottling operations in South Africa, Namibia, Kenya, Uganda, Tanzania, Ethiopia, Mozambique, Ghana, Mayotte and Comoros. In addition, in 2016, the companies have reached an agreement in principle for The Coca-Cola Company to acquire the company’s interest in bottling operations in Zambia, Zimbabwe,

Botswana, Swaziland, Lesotho, El Salvador and Honduras for an undisclosed amount. The transactions are subject to the relevant regulatory and minority approvals and are expected to close by the end of 2017.

Proceeds from assets held for sale in the period relate to the completion of the divestitures of the businesses formerly owned by SAB in Poland, the Czech Republic, Slovakia, Hungary and Romania, and the completion of the sale of the company’s indirect shareholding in Distell Group Limited in South Africa to the Public Investment Corporation Limited. The results of the Central and Eastern European businesses acquired through the SAB combination exclusively with a view to resale, qualified as discontinued operations and have been presented as such in these consolidated financial statements until the completion of the disposal on 31 March 2017. The results of Distell were reported as share of results of associates until the completion of the disposal on 12 April 2017.

15.	CHANGES IN EQUITY AND EARNINGS PER SHARE

STATEMENT OF CAPITAL

The tables below summarize the changes in issued capital and treasury shares during the first six months of 2017:

Issued capital
ISSUED CAPITAL	Million shares	Million US dollar

At the end of the previous year	2 019	1 736
Changes during the period	-	-
	2 019	1 736

Of which:
Ordinary shares	1 693
Restricted shares	326

	Treasury shares		Result on the use of treasury shares
TREASURY SHARES	Million shares	Million US dollar	Million US dollar

At the end of the previous year	85.5	(8 980)	(1 452)
Changes during the period	-	-	-
	85.5	(8 980)	(1 452)

As at 30 June 2017, the share capital of AB InBev amounts to 1 238 608 344.12 euro (1 736 million US dollar). It is represented by 2 019 241 973 shares without nominal value, of which 85 540 392 are held in treasury by AB InBev and its subsidiaries. All shares are new ordinary shares, except for 325 999 817 Restricted Shares. As at 30 June 2017, the total of authorized, un-issued capital amounts to 37m euro.

The treasury shares held by the company are reported in equity in Treasury shares.

The holders of ordinary and restricted shares are entitled to receive dividends as declared from time to time and are entitled to one vote per share at meetings of the company. In respect of the company’s shares that are held by AB InBev, rights are suspended.

The restricted shares are unlisted, not admitted to trading on any stock exchange, and are subject to, among other things, restrictions on transfer until converted into new ordinary shares. The restricted shares will be convertible at the election of the holder into new ordinary shares on a one-for-one basis with effect from the fifth anniversary of completion of the SAB combination. From completion of the SAB combination, such restricted shares will rank equally with the new ordinary shares with respect to dividends and voting rights.

The shareholders’ structure based on the notifications made to the company pursuant to the Belgian Law of 02 May 2007 on the disclosure of significant shareholdings in listed companies is included in the Corporate Governance section of AB InBev’s annual report for the year ended 31 December 2016.

CHANGES IN OWNERSHIP INTERESTS

In compliance with IFRS 10, the acquisition of additional shares in a subsidiary is accounted for as an equity transaction with owners.

During the first six months of 2017, AB InBev purchased non-controlling interests in subsidiaries for a total consideration of 63m US dollar. As the related subsidiaries were already fully consolidated, the purchases did not impact AB InBev’s profit, but reduced the non-controlling interests and thus impacted the profit attributable to equity holders of AB InBev.

DIVIDENDS

On 27 October 2016, an interim dividend of 1.60 euro per share or 3 091m euro was approved by the Board of Directors. This interim dividend was paid out on 17 November 2016. On 26 April 2017, in addition to the interim dividend paid on 17 November 2016, a dividend of 2.00 euro per share or 3 856m euro was approved at the shareholders meeting, reflecting a total dividend payment for 2016 fiscal year of 3.60 euro per share or 6 947m euro. The dividend was paid out on 4 May 2017.

On 29 October 2015, an interim dividend of 1.60 euro per share or 2 570m euro was approved by the Board of Directors. This interim dividend was paid out on 16 November 2015. On 27 April 2016, in addition to the interim dividend paid on 16 November 2015, a dividend of 2.00 euro per share or approximately 3 206m euro was approved at the shareholders meeting, reflecting a total dividend payment for 2015 fiscal year of 3.60 euro per share or 5 776m euro. The dividend was paid out on 3 May 2016.

TRANSLATION RESERVES

The translation reserves comprise all foreign currency exchange differences arising from the translation of the financial statements of foreign operations. The translation reserves also comprise the portion of the gain or loss on the foreign currency liabilities and on the derivative financial instruments determined to be effective net investment hedges in conformity with IAS 39 Financial Instruments: Recognition and Measurement hedge accounting rules.

HEDGING RESERVES

The hedging reserves comprise the effective portion of the cumulative net change in the fair value of cash flow hedges to the extent the hedged risk has not yet impacted profit or loss.

TRANSFERS FROM SUBSIDIARIES

The amount of dividends payable to AB InBev by its operating subsidiaries is subject to, among other restrictions, general limitations imposed by the corporate laws, capital transfer restrictions and exchange control restrictions of the respective jurisdictions where those subsidiaries are organized and operate. Capital transfer restrictions are also common in certain emerging market countries, and may affect AB InBev’s flexibility in implementing a capital structure it believes to be efficient. As at 30 June 2017, the restrictions above mentioned were not deemed significant on the company’s ability to access or use the assets or settle the liabilities of its operating subsidiaries.

Dividends paid to AB InBev by certain of its subsidiaries are also subject to withholding taxes. Withholding tax, if applicable, generally does not exceed 15%.

DEFERRED SHARE INSTRUMENT

In a transaction related to the combination with Grupo Modelo, selected Grupo Modelo shareholders committed, upon tender of their Grupo Modelo shares, to acquire 23 076 923 AB InBev shares to be delivered within 5 years for a consideration of approximately 1.5 billion US dollar. The consideration was paid on 5 June 2013. Pending the delivery of the AB InBev shares, AB InBev will pay a coupon on each undelivered AB InBev share, so that the Deferred Share Instrument holders are compensated on an after tax basis, for dividends they would have received had the AB InBev shares been delivered to them prior to the record date for such dividend.

The deferred share instrument is classified as an equity instrument, in line with IAS 32, as the number of shares and consideration received are fixed. The coupon to compensate for the dividend equivalent is reported through equity. On 4 May 2017, the company paid a coupon of 2.00 euro per share or approximately 51m US dollar (3 May 2016: 2.00 euro per share or approximately 51m US dollar).

STOCK LENDING

In order to fulfil AB InBev’s commitments under various outstanding stock option plans, AB InBev entered into stock lending arrangements for up to 19 million of its own ordinary shares. As of 30 June 2017, the outstanding balance of loaned securities amounted to 19 million, of which 15 million were used to fulfil stock option plan commitments. As of 30 June 2016, the outstanding balance of loaned securities amounted to 15 million, of which 12 million were used to fulfil stock option plan commitments.

AB InBev shall pay any dividend equivalent, after tax in respect of the loaned securities. This payment will be reported through equity as dividend.

OTHER COMPREHENSIVE INCOME RESERVES

The changes in the other comprehensive income reserves are as follows:

Million US dollar	Translation reserves	Hedging reserves	Post-employment benefits	Total OCI reserves

As per 1 January 2017	(14 758)	744	(1 612)	(15 626)
Other comprehensive income
Exchange differences on translation of foreign operations (gains/(losses))	2 919	-	-	2 919
Cash flow hedges	-	(314)	-	(314)
Re-measurements of post-employment benefits	-	-	25	25
Total comprehensive income[1]	2 919	(314)	25	2 630
As per 30 June 2017	(11 839)	430	(1 587)	(12 996)

Million US dollar	Translation reserves	Hedging reserves	Post-employment benefits	Total OCI reserves

As per 1 January 2016	(11 493)	(1 217)	(1 400)	(14 110)
Other comprehensive income
Exchange differences on translation of foreign operations (gains/(losses))	(693)	-	-	(693)
Foreign exchange contracts recognized in equity in relation to the SAB combination	-	(4 185)	-	(4 185)
Cash flow hedges	-	(59)	-	(59)
Re-measurements of post-employment benefits	-	-	1	1
Total comprehensive income	(693)	(4 244)	1	(4 936)
As per 30 June 2016	(12 186)	(5 461)	(1 399)	(19 046)

EARNINGS PER SHARE

The calculation of basic earnings per share for the six-month period ended 30 June 2017 is based on the profit attributable to equity holders of AB InBev of 2 908m US dollar (30 June 2016: 285m US dollar) and a weighted average number of ordinary and restricted shares outstanding (including deferred share instruments and stock lending) per end of the period, calculated as follows:

Million shares	2017	2016

Issued ordinary shares at 1 January, net of treasury shares	1 608	1 606
Effect of restricted shares related to the SAB combination	326	-
Effect of shares issued and share buyback programs	-	1
Effect of stock lending	14	11
Effect of undelivered shares under the deferred share instrument	23	23
Weighted average number of ordinary and restricted shares at 30 June	1 970	1 641

The calculation of diluted earnings per share for the six-month period ended 30 June 2017 is based on the profit attributable to equity holders of AB InBev of 2 908m US dollar (30 June 2016: 285m US dollar) and a weighted average number of ordinary and restricted shares (diluted) outstanding (including deferred share instruments and stock lending) per end of the period, calculated as follows:

Million shares	2017	2016

Weighted average number of ordinary and restricted shares at 30 June	1 970	1 641
Effect of share options, warrants and restricted stock units	39	32
Weighted average number of ordinary and restricted shares (diluted) at 30 June	2 009	1 673

The calculation of earnings per share before non-recurring items and discontinued operations for the six-month period ended 30 June 2017 is based on the profit from continuing operations attributable to equity holders of AB InBev. A reconciliation of profit before non-recurring items and discontinued operations, attributable to equity holders of AB InBev to profit attributable to equity holders of AB InBev is calculated as follows:

For the six-month period ended 30 June Million US dollar	2017	2016

Profit before non-recurring items and discontinued operations, attributable to equity holders of AB InBev	3 331	2 571
Non-recurring items, after taxes, attributable to equity holders of AB InBev (refer to Note 7)	(241)	(119)
Non-recurring finance income/(cost), after taxes, attributable to equity holders of AB InBev (refer to Note 8)	(211)	(2 168)
Profit from discontinued operations	28	-
Profit attributable to equity holders of AB InBev	2 908	285

The table below sets out the EPS calculation:

For the six-month period ended 30 June Million US dollar	2017	2016

Profit attributable to equity holders of AB InBev	2 908	285
Weighted average number of ordinary and restricted shares	1 970	1 641
Basic EPS from continuing and discontinued operations	1.48	0.17

Profit from continuing operations attributable to equity holders of AB InBev	2 880	285
Weighted average number of ordinary and restricted shares	1 970	1 641
Basic EPS from continuing operations	1.46	0.17

Profit from continuing operations before non-recurring items, attributable to equity holders of AB InBev	3 331	2 571
Weighted average number of ordinary and restricted shares	1 970	1 641
EPS from continuing operations before non-recurring items	1.69	1.57

Profit attributable to equity holders of AB InBev	2 908	285
Weighted average number of ordinary and restricted shares (diluted)	2 009	1 673
Diluted EPS from continuing and discontinued operations	1.45	0.17

Profit from continuing operations attributable to equity holders of AB InBev	2 880	285
Weighted average number of ordinary and restricted shares (diluted)	2 009	1 673
Diluted EPS from continuing operations	1.43	0.17

Profit from continuing operations before non-recurring items, attributable to equity holders of AB InBev	3 331	2 571
Weighted average number of ordinary and restricted shares (diluted)	2 009	1 673
Diluted EPS from continuing operations before non-recurring items	1.66	1.54

The average market value of the company’s shares for purposes of calculating the dilutive effect of share options and restricted stock units was based on quoted market prices for the period that the options and restricted stock units were outstanding. 5m share options were anti-dilutive and not included in the calculation of the dilutive effect as at 30 June 2017.

16.	INTEREST-BEARING LOANS AND BORROWINGS

This note provides information about the company’s interest-bearing loans and borrowings. For more information about the company’s exposure to interest rate and foreign exposure currency risk - refer to Note 19 Risks arising from financial instruments.

NON-CURRENT LIABILITIES Million US dollar	30 June 2017	31 December 2016

Secured bank loans	268	210
Unsecured bank loans	204	8 266
Unsecured bond issues	107 567	105 146
Unsecured other loans	47	111
Finance lease liabilities	195	208
	108 281	113 941

CURRENT LIABILITIES Million US dollar	30 June 2017	31 December 2016

Secured bank loans	1 791	652
Commercial papers	2 140	2 053
Unsecured bank loans	914	1 396
Unsecured bond issues	6 341	4 481
Unsecured other loans	11	10
Finance lease liabilities	26	26
	11 223	8 618

The current and non-current interest-bearing loans and borrowings amount to 119.5 billion US dollar as of 30 June 2017, compared to 122.6 billion US dollar as of 31 December 2016.

Commercial papers amount to 2.1 billion US dollar as of 30 June 2017 and include programs in US dollar and euro with a total authorized issuance up to 3.0 billion US dollar and 1.0 billion euro, respectively.

During the first six months of 2017, AB InBev completed the issuance of the following series of bonds:

Issue date	Aggregate principal amount (in millions)	Currency	Interest rate	Maturity date
9 May 2017	1 300	Canadian dollar	2.600%	15 May 2024
9 May 2017	700	Canadian dollar	4.320%	15 May 2047
15 May 2017	650	Pound sterling	1.750%	7 March 2025
15 May 2017	700	Pound sterling	2.250%	24 May 2029
15 May 2017	900	Pound sterling	2.850%	25 May 2037

In connection with the combination with SAB, AB InBev entered into a 75.0 billion US dollar Committed Senior Acquisition Facilities agreement dated 28 October 2015 to fund the cash consideration of the transaction. The financing consisted of a 10.0 billion US dollar Disposal Bridge Facility, a 15.0 billion US dollar Cash/DCM Bridge Facility A, a 15.0 billion US dollar Cash/DCM Bridge Facility B, a 25.0 billion US dollar Term Facility A, and a 10.0 billion US dollar Term Facility B, (“2015 senior facilities agreement”).

During the first half of 2016, AB InBev cancelled the Bridge to Cash / DCM Facilities A & B and Term Facility A for a total of 55 billion US dollar of the 75.0 billion US dollar Committed Senior Acquisition Facilities following the issuance of bonds to pre-finance the SAB combination.

On 6 October 2016, the company drew down 8.0 billion US dollar under the Term Facility B and 10.0 billion US dollar under the Disposal Bridge Facility to finance the acquisition of SAB and announced that it had chosen to make an additional voluntary cancellation of 2.0 billion US dollar of the Term Facility B. On 20 October 2016, the company fully repaid the Disposal Bridge Facility, following completion of the disposals of SAB’s interests in MillerCoors and the global Miller brand, SAB’s interest in China Resources Snow Breweries and part of SAB’s European business – see also Note 6 – Acquisitions and disposals of Subsidiaries of the 31 December 2016 consolidated financial statements.

On 10 April 2017, the company repaid 6 billion US dollar of the 8 billion US dollar Term Facility B and on 12 June 2017, AB InBev fully repaid the remaining 2 billion US dollar outstanding. This Term Loan was the last remaining facility of the 75 billion US dollar credit facilities raised in October 2015 to finance the combination with SAB. A summation of the Facilities, related cancellations and drawdowns as of 30 June 2017 is presented below:

Facility	Term	Applicable Margin (bps)	Original Amount (billion US dollar)	2016 Cancellation (billion US dollar)	October 2016 Drawdown (billion US dollar)	October 2016 Repayment (billion US dollar)	April 2017 Repayment (billion US dollar)	June 2017 Repayment (billion US dollar)
Term Facility A	3 Years	LIBOR + 110	25.0	(25.0)	-	-	-	-
Term Facility B	5 Years	LIBOR + 125	10.0	(2.0)	(8.0)	-	6.0	2.0
Disposal Bridge Facility	1 Year	LIBOR + 100	10.0	-	(10.0)	10.0	-	-
Bridge to Cash / DCM Facility A	1 Year	LIBOR + 100	15.0	(15.0)	-	-	-	-
Bridge to Cash / DCM Facility B	2 Years	LIBOR + 100	15.0	(15.0)	-	-	-	-
			75.0	(57.0)	(18.0)	10.0	6.0	2.0

The facilities bear interest rate calculated at LIBOR for a period equal to the length of the interest period plus an applicable margin. The margins on each facility were determined based on ratings assigned by rating agencies to AB InBev long-term debt. For Term Facility B, the margin ranged between 1.00% per annum and 1.45% per annum.

Customary commitment fees were payable on any undrawn but available funds under the 2015 senior facilities agreement. These fees were recorded in 2016 as exceptional finance cost.

As at 30 June 2017, there are no amounts drawn down under the 9.0 billion US dollar 2010 senior facilities.

On 19 April 2017, the company announced the final results of U.S. private exchange offers for any and all of the outstanding notes listed below in exchange for a combination of AB InBev’s notes due 2048 and cash:

Issuer	Title of series of notes issued exchanged	Original principal amount outstanding (Million US dollar)	Principal amount outstanding exchanged[1] (Million US dollar)	Principal amount not exchanged (Million US dollar)
Anheuser-Busch Companies	7.55% Debentures due 2030	200 000	74 046	125 954
Anheuser-Busch Companies	6.80% Debentures due 2031	200 000	19 986	180 014
Anheuser-Busch Companies	6.80% Debentures due 2032	300 000	126 932	173 068
Anheuser-Busch Companies	5.95% Debentures due 2033	300 000	148 183	151 817
Anheuser-Busch Companies	5.75% Debentures due 2036	300 000	192 686	107 314
Anheuser-Busch Companies	6.45% Debentures due 2037	500 000	252 556	247 444
Anheuser Busch InBev Worldwide Inc.	6.375% Notes due 2040	500 000	255 575	244 425
Anheuser-Busch Companies	6.00% Debentures due 2041	250 000	83 583	166 417
Anheuser-Busch Companies	6.50% Debentures due 2042	250 000	74 449	175 551
Anheuser-Busch Companies	6.50% Debentures due 2043	300 000	122 392	177 608

The new notes mature on 6 October 2048 and will bear interest at a rate per annum of 4.439%.

AB InBev is in compliance with all its debt covenants as of 30 June 2017. The 2010 senior facilities do not include restrictive financial covenants.

TERMS AND DEBT REPAYMENT SCHEDULE AT 30 JUNE 2017 Million US dollar	Total	1 year or less	1-2 years	2-3 years	3-5 years	More than 5 years

Secured bank loans	2 059	1 791	155	44	21	48
Commercial papers	2 140	2 140	-	-	-	-
Unsecured bank loans	1 118	914	156	46	2	-
Unsecured bond issues	113 908	6 341	10 555	9 576	15 965	71 471
Unsecured other loans	58	11	10	7	4	26
Finance lease liabilities	221	26	28	30	39	98
	119 504	11 223	10 904	9 703	16 031	71 643

TERMS AND DEBT REPAYMENT SCHEDULE AT 31 DECEMBER 2016 Million US dollar	Total	1 year or less	1-2 years	2-3 years	3-5 years	More than 5 years

Secured bank loans	862	652	107	26	21	56
Commercial papers	2 053	2 053	-	-	-	-
Unsecured bank loans	9 662	1 396	195	91	7 980	-
Unsecured bond issues	109 627	4 481	6 234	10 032	18 697	70 183
Unsecured other loans	121	10	20	15	22	54
Finance lease liabilities	234	26	26	31	46	105
	122 559	8 618	6 582	10 195	26 766	70 398

Net debt is defined as non-current and current interest-bearing loans and borrowings and bank overdrafts minus debt securities and cash and cash equivalents. Net debt is a financial performance indicator that is used by AB InBev’s management to highlight changes in the company’s overall liquidity position. The company believes that net debt is meaningful for investors as it is one of the primary measures AB InBev’s management uses when evaluating its progress towards deleveraging.

AB InBev’s net debt increased to 109.1 billion US dollar as of 30 June 2017, from 108.0 billion US dollar as of 31 December 2016. Apart from operating results net of capital expenditures, the net debt is mainly impacted by the proceeds from the announced divestitures completed during 2017 (8.6 billion US dollar), the payment of taxes on disposals completed in 2016 (3.5 billion US dollar), dividend payments to shareholders of AB InBev and Ambev (4.5 billion US dollar), the payment of interests and taxes (3.4 billion US dollar) and the impact of changes in foreign exchange rates (3.1 billion US dollar increase of net debt).

The following table provides a reconciliation of AB InBev’s net debt as of the dates indicated:

[1]	In accordance to IAS 39 the exchanged bonds were kept at their previous amortized cost in accordance to IAS 39 rules.

Million US dollar	30 June 2017	31 December 2016

Non-current interest-bearing loans and borrowings	108 281	113 941
Current interest-bearing loans and borrowings	11 223	8 618
	119 504	122 559

Bank overdrafts	261	184
Cash and cash equivalents	(7 410)	(8 579)
Interest bearing loans granted and other deposits (included within Trade and other receivables)	(341)	(528)
Debt securities (included within Investment securities)	(2 933)	(5 683)
Net debt	109 081	107 953

17.	SHARE-BASED PAYMENTS[1]

Different share and share option programs allow company senior management and members of the board of directors to receive or acquire shares of AB InBev or Ambev. For all option plans, the fair value of share-based payment compensation is estimated at grant date, using a binomial Hull model, modified to reflect the IFRS 2 Share-based Payment requirement that assumptions about forfeiture before the end of the vesting period cannot impact the fair value of the option.

Share-based payment transactions resulted in a total expense of 164m US dollar for six-month period ended 30 June 2017, as compared to 113m US dollar for the six-month period ended 30 June 2016.

AB INBEV SHARE-BASED COMPENSATION PROGRAMS

Share-Based Compensation Plan

During 2017, AB InBev issued 0.3m of matching restricted stock units in relation to bonus granted to company employees and management. These matching restricted stock units are valued at the share price at the day of grant representing a fair value of approximately 32m US dollar and cliff vest after five years.

LTI Stock Option Plan for Directors

AB InBev granted 0.2m stock options to members of the board of directors during 2017 representing a fair value of approximately 4m US dollar.

LTI Stock Option Plan for Executives

As from 1 July 2009, senior employees are eligible for an annual long-term incentive to be paid out in LTI stock options (or, in future, similar share-based instruments), depending on management’s assessment of the employee’s performance and future potential.

During 2017 AB InBev issued 1.5m LTI stock options with an estimated fair value of 27m US dollar, all options relate to AB InBev shares.

Exceptional incentive stock options

During 2017, approximately 5.0m options were granted to a selected group of members of the senior management of the company considering the significant contribution that these employees can make to the success of the company and the achievement of integration benefits. Each option gives the grantee the right to purchase one existing AB InBev share. The options granted have an estimated fair value of 90m US dollar.

The options have a duration of 10 years from grant and vest on 01 January 2022. The options only become exercisable provided a performance test is met. Members of the Executive Board of Management were granted an aggregate amount of 1.8m options under this program.

During 2017, approximately 0.2m options were granted to employees of SAB. The grant results from the commitment that AB InBev has made under the terms of the combination with SAB, that it would, for at least one year, preserve the terms and conditions for employment of all employees that remain with SAB. Each option gives the grantee the right to purchase one existing AB InBev share. The options granted have an estimated fair value of 3m US dollar.

The options have a duration of 10 years as from granting and vest after 3 years. Specific forfeiture rules apply if the employee leaves the company before the vesting date.

Performance related incentive plan for Disruptive Growth Function

In 2016 the company implemented a new performance related incentive plan which will substitute the long-term incentive stock option plan for executives of the Disruptive Growth Function. This function was created in 2015 to accelerate new business development opportunities, focusing on initiatives in e-commerce, mobile, craft and branded experiences such as brew pubs.

During 2017, approximately 0.3m performance units were granted to senior management of the Disruptive Growth Function. The value of the performance units will depend on the return of the Disruptive Growth business area. Out of these, 0.2m performance units were granted to a member of the Executive Board of Management.

The units vest after 5 years provided a performance test is met. Specific forfeiture rules apply in case the executive leaves the company.

[1]	Amounts have been converted to US dollar at the average rate of the period, unless otherwise indicated.

Other Grants

AB InBev has in place three specific long-term incentive programs.

One program allows for the offer of restricted stock units to certain employees in certain specific circumstances, whereby grants are made at the discretion of the CEO, e.g. to compensate for assignments of expatriates in countries with difficult living conditions. The restricted stock units vest after five years and in case of termination of service before the vesting date, special forfeiture rules apply. In 2017, 0.1m restricted stock units with an estimated fair value of 2m US dollar were granted under this program to a selected number of employees.

A second program allows for the exceptional offer of restricted stock units to certain employees at the discretion of the Remuneration Committee of AB InBev as a long-term retention incentive for key employees of the company. Employees eligible to receive a grant under this program receive two series of restricted stock units, the first half of the restricted stock units vesting after five years, the second half after ten years. In case of termination of service before the vesting date, special forfeiture rules apply. As of 2017, instead of restricted stock units, stock options may be granted under the program with similar vesting and forfeiture rules. During the reporting period in 2017, 0.7m options were granted under the program to a member of the Executive Board of Management. Each option gives the grantee the right to purchase one existing AB InBev share. The options granted have an estimated fair value of 15m US dollar.

A third program allows certain employees to purchase company shares at a discount aimed as a long-term retention incentive for (i) high-potential employees of the company, who are at a mid-manager level (“People bet share purchase program”) or (ii) for newly hired employees. The voluntary investment in company shares leads to the grant of an amount of matching restricted stock units or stock options which vest after 5 years. In case of termination before the vesting date, special forfeiture rules apply. In 2017, employees purchased 0.1m shares under this program for the equivalent of 5m US dollar. Out of these, 0.1m shares were purchased by a member of the Executive Board of Management.

In 2017, the Remuneration Committee did not approve the early release of any unvested options.

AMBEV SHARE-BASED COMPENSATION PROGRAMS

Since 2005, Ambev has had a plan which is substantially similar to the Share-based compensation plan under which bonuses granted to company employees and management are partially settled in shares. Under the Share-based compensation plan, Ambev issued 0.4 m restricted stock units in 2017 with an estimated fair value of 2m US dollar.

18. TRADE AND OTHER PAYABLES

NON-CURRENT TRADE AND OTHER PAYABLES

Million US dollar	30 June 2017	31 December 2016 (as adjusted)

Indirect taxes payable	157	159
Trade payables	163	465
Deferred consideration on acquisitions	546	379
Other payables	484	304
	1 350	1 307

CURRENT TRADE AND OTHER PAYABLES

Million US dollar	30 June 2017	31 December 2016

Trade payables and accrued expenses	13 075	14 071
Payroll and social security payables	976	1 027
Indirect taxes payable	2 287	2 750
Interest payable	1 671	1 797
Consigned packaging	1 087	974
Dividends payable	629	447
Deferred income	49	52
Deferred consideration on acquisitions	1 487	1 640
Other payables	191	327
	21 452	23 086

Deferred consideration on acquisitions is mainly comprised of 1.6 billion US dollar for the put option included in the 2012 shareholders’ agreement between Ambev and E. León Jimenes S.A. (“ELJ”), which may result in Ambev acquiring additional Class B shares of Cervecería Nacional Dominicana S.A. (“CND”). The put option granted to ELJ is exercisable since 2013. The valuation of this option is based on the EBITDA of the consolidated operations in Dominican Republic.

19.	RISKS ARISING FROM FINANCIAL INSTRUMENTS

AB InBev’s activities expose it to a variety of financial risks: market risk (including currency risk, fair value interest rate risk, cash flow interest risk, commodity risk and equity risk), credit risk and liquidity risk. The company analyses each of these risks individually as well as on an interconnected basis, and defines strategies to manage the economic impact on the company’s performance in line with its financial risk management policy.

Some of the company’s risk management strategies include the usage of derivatives. The main derivative instruments used are foreign currency rate agreements, exchange traded foreign currency futures and options, interest rate swaps and forwards, cross currency interest rate swaps (“CCIRS”), exchange traded interest rate futures, commodity swaps, exchange traded commodity futures and equity swaps. AB InBev’s policy prohibits the use of derivatives in the context of speculative trading. Other than the disclosures below, there were no other material changes to Note 29 Risks arising from financial instruments of the 31 December 2016 consolidated financial statements.

The following table provides an overview of the derivative financial instruments outstanding at 30 June 2017 by maturity bucket. The amounts included in this table are the notional amounts.

	30 June 2017					31 December 2016
Million US dollar	< 1 year	1-2 years	2-3 years	3-5 years	> 5 years	< 1 year	1-2 years	2-3 years	3-5 years	> 5 years

Foreign currency
Forward exchange contracts	12 137	291	-	-	-	22 396	96	-	-	-
Foreign currency futures	449	-	-	-	-	610	-	-	-	-

Interest rate
Interest rate swaps	91	2 325	1 750	1 883	88	1 292	1 075	2 250	784	3 630
Cross currency interest rate swaps	802	1 797	-	4 300	778	1 553	785	1 796	460	1 134
Interest rate futures	-	-	5	-	-	-	-	46	77	-
Other interest rate derivatives	-	-	-	-	565	-	-	-	-	565

Commodities
Aluminum swaps	1 100	28	-	-	-	1 211	31	-	-	-
Other commodity derivatives	1 037	45	-	-	-	1 124	189	-	-	-

Equity
Equity derivatives	11 164	100	-	-	-	10 087	235	-	-	-

FOREIGN EXCHANGE RISK ON THE COMBINATION WITH SAB

During 2015 and 2016, AB InBev entered into derivative foreign exchange forward contracts, as well as other non-derivative items also documented in a hedge accounting relationship, in order to economically hedge against exposure to changes in the US dollar exchange rate for the cash component of the purchase consideration in pound sterling and South African rand. Although these derivatives and non-derivative items were considered to be economic hedges, only a portion of such derivatives could qualify for hedge accounting under IFRS rules.

As of 30 June 2016, financial instrument for approximately 45.0 billion US dollar equivalent qualified for hedge accounting and a mark-to-market of 4 186m US dollar loss was reported in equity in 2016 and financial instruments for approximately 25.3 billion US dollar did not qualify for hedge accounting and a mark-to-market of 2 365m US dollar loss was reported as a non-recurring finance cost in the profit and loss account in 2016- see Note 8 Finance cost and income.

EQUITY PRICE RISK

AB InBev entered into a series of derivative contracts to hedge the risk arising from the different share-based payment programs. The purpose of these derivatives is mainly to effectively hedge the risk that a price increase in the AB InBev shares will negatively impact future cash flows related to the share-based payments. Furthermore, AB InBev entered into a series of derivative contracts to hedge the deferred share instrument related to the Modelo combination (see also Note 8 Finance cost and income and Note 15 Changes in equity and earnings per share) and the restricted shares issued in connection with the combination with SAB. Most of these derivative instruments could not qualify for hedge accounting therefore they have not been designated in any hedging relationships.

As of 30 June 2017, an exposure for an equivalent of 92.4m of AB InBev shares was hedged, resulting in a total loss of 275m US dollar (30 June 2016: 306m US dollar income) recognized in the profit or loss account for the period, of which 135m US dollar related to the company’s share-based payment programs, 71m US dollar and 69m US dollar related to the Modelo and SAB transactions, respectively.

Between 2012 and 2016, AB InBev reset with counterparties certain derivative contracts to market price. This resulted in a cash inflow of 2.2 billion US dollar between 2012 and 2016 and, accordingly, a decrease of counterparty risk.

LIQUIDITY RISK

The following are the nominal contractual maturities of non-derivative financial liabilities including interest payments and derivative financial assets and liabilities:

	30 June 2017
Million US dollar	Carrying amount[1]	Contractual cash flows	Less than 1 year	1-2 years	2-3 years	3-5 years	More than 5 years

Non-derivative financial liabilities
Secured bank loans	(2 059)	(2 119)	(1 809)	(163)	(50)	(30)	(67)
Commercial papers	(2 140)	(2 141)	(2 141)	-	-	-	-
Unsecured bank loans	(1 118)	(1 147)	(929)	(162)	(50)	(6)	-
Unsecured bond issues	(113 908)	(169 522)	(10 812)	(14 656)	(13 140)	(22 233)	(108 681)
Unsecured other loans	(58)	(107)	(18)	(23)	(13)	(8)	(45)
Finance lease liabilities	(221)	(322)	(43)	(42)	(38)	(64)	(135)
Bank overdraft	(261)	(261)	(261)	-	-	-	-
Trade and other payables	(23 084)	(23 604)	(21 861)	(366)	(217)	(334)	(826)
	(142 849)	(199 223)	(37 874)	(15 412)	(13 508)	(22 675)	(109 754)
Derivative financial assets/(liabilities)
Interest rate derivatives	(67)	(67)	(1)	(2)	8	7	(79)
Foreign exchange derivatives	(226)	(235)	(219)	(16)	-	-	-
Cross currency interest rate swaps	(333)	(462)	15	(60)	74	(400)	(91)
Commodity derivatives	59	59	62	(3)	-	-	-
Equity derivatives	(676)	(737)	(738)	1	-	-	-
	(1 243)	(1 442)	(881)	(80)	82	(393)	(170)

Of which: related to cash flow hedges	(169)	(229)	(136)	(13)	3	4	(88)

	31 December 2016
Million US dollar	Carrying amount	Contractual cash flows	Less than 1 year	1-2 years	2-3 years	3-5 years	More than 5 years

Non-derivative financial liabilities
Secured bank loans	(862)	(937)	(676)	(116)	(33)	(32)	(80)
Commercial papers	(2 053)	(2 054)	(2 054)	-	-	-	-
Unsecured bank loans	(9 662)	(11 057)	(1 618)	(535)	(365)	(8 535)	(4)
Unsecured bond issues	(109 627)	(162 300)	(7 284)	(10 262)	(13 713)	(25 383)	(105 658)
Unsecured other loans	(122)	(279)	(27)	(41)	(33)	(41)	(137)
Finance lease liabilities	(234)	(346)	(44)	(42)	(44)	(70)	(146)
Bank overdraft	(184)	(184)	(184)	-	-	-	-
Trade and other payables	(24 879)	(25 398)	(23 717)	(449)	(209)	(331)	(692)
	(147 623)	(202 555)	(35 604)	(11 445)	(14 397)	(34 392)	(106 717)
Derivative financial assets/(liabilities)
Interest rate derivatives	(267)	(269)	5	3	(13)	(35)	(229)
Foreign exchange derivatives	47	42	44	(2)	-	-	-
Cross currency interest rate swaps	(32)	(58)	22	(97)	-	55	(38)
Commodity derivatives	125	117	107	10	-	-	-
Equity derivatives	(490)	(499)	(499)	-	-	-	-
	(617)	(667)	(321)	(86)	(13)	20	(267)

Of which: related to cash flow hedges	28	6	176	(112)	(2)	-	(56)

[1]	“Carrying amount” refers to net book value as recognized in the balance sheet at each reporting date.

FAIR VALUE

The following table summarizes for each type of derivative the fair values recognized as assets or liabilities in the balance sheet:

	Assets		Liabilities		Net
Million US dollar	30 June 2017	31 December 2016	30 June 2017	31 December 2016	30 June 2017	31 December 2016

Foreign currency
Forward exchange contracts	150	492	(377)	(441)	(227)	51
Foreign currency futures	1	3	-	(7)	1	(4)

Interest rate
Interest rate swaps	25	26	(10)	(216)	13	(190)
Cross currency interest rate swaps	56	182	(389)	(214)	(333)	(32)
Other interest rate derivatives	-	-	(80)	(77)	(80)	(77)

Commodities
Aluminum swaps	107	69	(7)	(8)	100	61
Sugar futures	-	22	(31)	(5)	(31)	17
Wheat futures	18	52	(20)	(30)	(2)	22
Other commodity derivatives	13	46	(21)	(21)	(8)	25

Equity
Equity derivatives	128	225	(804)	(715)	(676)	(490)
	496	1 117	(1 739)	(1 734)	(1 243)	(617)

Of which:
Non-current	56	146	(485)	(471)	(429)	(325)
Current	440	971	(1 254)	(1 263)	(814)	(292)

As required by IFRS 13 Fair value measurement, the following table provides an analysis of financial instruments that are measured subsequent to initial recognition at fair value, grouped into Levels 1 to 3 based on the degree to which the fair value is observable.

●	Level 1 fair value measurements are those derived from quoted prices (unadjusted) in active markets for identical assets or liabilities.

●

Level 2 fair value measurements are those derived from inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices).

●	Level 3 fair value measurements are those derived from valuation techniques for which the lowest level of input that is significant to the fair value measurement is unobservable.

Fair value hierarchy 30 June 2017 Million US dollar	Quoted (unadjusted) prices - level 1	Observable market inputs - level 2	Unobservable market inputs - level 3

Financial Assets
Held for trading (non-derivatives)	2 877	-	-
Derivatives at fair value through profit and loss	-	6	-
Derivatives in a cash flow hedge relationship	-	227	-
Derivatives in a fair value hedge relationship	16	220	-
Derivatives in a net investment hedge relationship	-	27	-
	2 893	480	-
Financial Liabilities
Deferred consideration on acquisitions at fair value	-	-	1 989
Derivatives at fair value through profit and loss	-	971	-
Derivatives in a cash flow hedge relationship	31	365	-
Derivatives in a fair value hedge relationship	-	111	-
Derivatives in a net investment hedge relationship	-	261	-
	31	1 708	1 989

Fair value hierarchy 31 December 2016 Million US dollar	Quoted (unadjusted) prices - level 1	Observable market inputs - level 2	Unobservable market inputs - level 3

Financial Assets
Held for trading (non-derivatives)	5 659	-	-
Derivatives at fair value through profit and loss	1	338	-
Derivatives in a cash flow hedge relationship	30	549	-
Derivatives in a fair value hedge relationship	-	54	-
Derivatives in a net investment hedge relationship	-	145	-
	5 690	1 086	-
Financial Liabilities
Non-derivatives recognized at fair value	-	1 485	-
Deferred consideration on acquisitions at fair value	-	-	1 826
Derivatives at fair value through profit and loss	3	818	-
Derivatives in a cash flow hedge relationship	27	524	-
Derivatives in a fair value hedge relationship	-	354	-
Derivatives in a net investment hedge relationship	-	8	-
	30	3 189	1 826

DERIVATIVE INSTRUMENTS

The fair value of exchange traded derivatives (e.g. exchange traded foreign currency futures) is determined by reference to the official prices published by the respective exchanges (e.g. the New York Board of Trade). The fair value of over-the-counter derivatives is determined by commonly used valuation techniques. These are based on market inputs from reliable financial information providers.

NON-DERIVATIVE FINANCIAL LIABILITIES

As part of the 2012 shareholders agreement between Ambev and E. León Jimenes S.A., following the acquisition of Cervecería Nacional Dominicana S.A. (“CND”), a put and call option is in place which may result in Ambev acquiring additional shares in CND. As of 30 June 2017, the put option was valued 1 556m US dollar (31 December 2016: 1 497m US dollar) and recognized as a deferred consideration on acquisitions at fair value in “level 3” category above. The variance is mainly explained by accretion and foreign exchange expenses. No value was allocated to the call option. The fair value of such deferred consideration is calculated based on commonly-used valuation techniques (i.e. net present value of future principal and interest cash flows discounted at market rate). These are based on market inputs from reliable financial information providers. As the put option may be exercised in the short-term, a portion of the liability is presented as a current liability.

Fair values determined by reference to prices provided by reliable financial information providers are periodically checked for consistency against other pricing sources.

OFFSETTING FINANCIAL ASSETS & FINANCIAL LIABILITIES

The following financial assets and liabilities are subject to offsetting, enforceable master netting agreements and similar agreements:

	30 June 2017
Million US dollar	Gross amount	Net amount recognized in the statement of financial position[1]	Other offsetting agreements[2]	Total net amount

Derivative assets	496	496	(491)	5
Derivative liabilities	(1 739)	(1 739)	517	(1 222)

	31 December 2016
Million US dollar	Gross amount	Net amount recognized in the statement of financial position[1]	Other offsetting agreements[2]	Total net amount

Derivative assets	1 117	1 117	(1 054)	63
Derivative liabilities	(1 734)	(1 734)	1 261	(473)

20.	COLLATERAL AND CONTRACTUAL COMMITMENTS FOR THE ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT, LOANS TO CUSTOMERS AND OTHER

In the first six months of 2017, there were no significant changes in collateral and contractual commitments to purchase property, plant and equipment, loans to customers and other as compared to 31 December 2016, except for an additional guarantee on short-term loans amounting to 0.6 billion US dollar.

[1]	Net amount recognized in the statement of financial position after taking into account offsetting agreements that meet the offsetting criteria as per IFRS rules
[2]	Other offsetting agreements include collateral and other guarantee instruments, as well as offsetting agreements that do not meet the offsetting criteria as per IFRS rules

21.	CONTINGENCIES[1]

The company has contingencies for which, in the opinion of management and its legal counsel, the risk of loss is possible but not probable and therefore no provisions have been recorded. Due to their nature, such legal proceedings and tax matters involve inherent uncertainties including, but not limited to, court rulings, negotiations between affected parties and governmental actions, and as a consequence AB InBev management cannot at this stage estimate the likely timing of resolution of these matters. The most significant contingencies are discussed below.

AMBEV TAX MATTERS

As of 30 June 2017, AB InBev’s material tax proceedings related to Ambev and its subsidiaries. Estimates of amounts of possible loss are as follows:

Million US dollar	30 June 2017	31 December 2016

Income tax and social contribution	9 030	8 878
Value-added and excise taxes	5 123	4 924
Other taxes	732	605
	14 885	14 407

The most significant tax proceedings of Ambev are discussed below.

INCOME TAX AND SOCIAL CONTRIBUTION

During 2005, certain subsidiaries of Ambev received a number of assessments from Brazilian federal tax authorities relating to profits of its foreign subsidiaries. In December 2008, the Administrative Court decided on one of the tax assessments relating to earnings of Ambev’s foreign subsidiaries. This decision was partially favorable to Ambev, and in connection with the remaining part, Ambev filed an appeal to the Upper House of the Administrative Court, which was denied in full in March 2017. Ambev was notified in May 2017 and presented a motion to clarify the decision to the Administrative Court, which are currently awaiting a decision. Nevertheless, Ambev intends to seek recourse in the judicial courts for this tax assessment. With respect to another tax assessment relating to foreign profits, the Administrative Court rendered a decision favorable to Ambev in September 2011. In December 2013 and 2016, Ambev received other tax assessments related to profits of its foreign subsidiaries. As of 30 June 2017, Ambev management estimates the exposure of approximately 4.9 billion Brazilian real (1.5 billion US dollar) as a possible risk, and accordingly has not recorded a provision for such amount, and approximately 43 million Brazilian real (13m US dollar) as a probable loss.

In December 2011, Ambev received a tax assessment related to the goodwill amortization resulting from the InBev Holding Brasil S.A. merger with Ambev. In November 2014 the Lower Administrative Court concluded the judgment. The decision was partly favorable, Ambev was notified in August 2015 and presented a motion to clarify the decision to the Administrative Court. This motion was admitted in September 2016 and Ambev waits for the clarified decision. In June 2016, Ambev received a new tax assessment charging the remaining value of the goodwill amortization and filed a defense. In March 2017, Ambev was notified of a partially favorable first level administrative decision and will file an appeal to Lower Administrative Court. Ambev has not recorded any provisions for this matter, and management estimates possible losses in relation to this assessment to be approximately 8.1 billion Brazilian real (2.4 billion US dollar) as of 30 June 2017. In the event Ambev is required to pay these amounts, AB InBev will reimburse the amount proportional to the benefit received by AB InBev pursuant to the merger protocol, as well as the related costs.

In October 2013, Ambev also received a tax assessment related to the goodwill amortization resulting from the merger of Beverage Associates Holding Limited (“BAH”) into Ambev. Ambev filed a defense in November 2013. In December 2014, Ambev filed an appeal against the unfavorable first level administrative decision published in November 2014. In March 2017, the Lower Administrative Court concluded the judgment to send the case back to the first level administrative judgment due to processual matters. Ambev awaits for the new first level administrative decision. Ambev management estimates the amount of possible losses in relation to this assessment to be approximately 1.5 billion Brazilian real (0.5 billion US dollar) as of 30 June 2017. Ambev has not recorded any provision in connection therewith.

Ambev and certain of its subsidiaries received a number of assessments from Brazilian federal tax authorities relating to the offset of tax loss carry forward arising in the context of business combinations. In February 2016, the Upper House of the Administrative Tax Court concluded the judgment of two tax assessments on this matter. In both cases the decision was unfavorable. Ambev filed a judicial proceeding. In September 2016, Ambev received a favorable first level decision in one of the judicial claims. In March 2017, Ambev received an unfavorable first level decision on the second judicial case and filed an appeal to the second instance court. Ambev management estimates the total exposures of possible loss in relation to these assessments to be approximately 0.5 billion Brazilian real (0.2 billion US dollar) as of 30 June 2017.

In December 2014, Ambev received a tax assessment from the Brazilian Federal Tax Authorities related to the disallowance of alleged non-deductible expenses and the deduction of certain losses mainly associated to financial investments and loans. In July 2016, Ambev was notified of the unfavorable first level administrative decision and filed an appeal to the Upper Administrative Court at the legal term. In December 2015, Ambev also received a new tax assessment related to the same matter. Ambev presented a defense and awaits the first level administrative decision. In December 2016, Ambev received a new tax assessment related to the same matter, regarding the period of 2011, 2012 and 2013. Ambev presented a defense and awaits the first level administrative decision. Ambev management estimates the amount of possible loss in relation to those assessments to be approximately 5.8 billion Brazilian real (1.8 billion US dollar) as of 30 June 2017. Ambev has not recorded any provision in connection with this assessment.

During 2014 and the first quarter of 2015, Ambev received tax assessments from the Brazilian Federal Tax Authorities related to the disallowance of deductions associated with alleged unproven taxes paid abroad, for which the decision from the Upper House of the

[1]	Amounts have been converted to US dollar at the closing rate of the respective period.

Administrative Court is still pending. As of 30 June 2017, Ambev management estimates the exposure of approximately 2.9 billion Brazilian real (0.9 billion US dollar) as a possible risk, and accordingly has not recorded a provision for such amount, and approximately 297 million Brazilian real (90 million US dollar) as a probable loss.

In April 2016, Arosuco (a subsidiary of Ambev) received a tax assessment regarding the use of “presumed profit” method for the calculation of income tax and the social contribution on net profit instead of the “real profit” method. Arosuco filed a defense and awaits the first level administrative decision. Arosuco management estimates the amount of possible losses in relation to this assessment to be approximately 0.6 billion Brazilian real (0.2 billion US dollar) as of 30 June 2017. Arosuco has not recorded any provision in connection therewith. In December 2016, CRBS (also a subsidiary of Ambev) received a tax assessment regarding the same matter. In July, 2017 CRBS was notified of the unfavorable first level administrative decision and will file an appeal to the Administrative Court. CRBS management estimates the amount of possible loss in relation to this assessment to be approximately 3.8 billion Brazilian real (1.1 billion US dollar) as of 30 April 2017.

ICMS VALUE ADDED TAX, IPI EXCISE TAX AND TAXES ON NET SALES

In Brazil, goods manufactured within the Manaus Free Trade Zone intended for remittance elsewhere in Brazil are exempt from IPI excise tax. There is discussion on whether the acquisition of such benefited goods gives rise to the right of IPI excise tax credits by the relevant acquirers. Ambev’s subsidiaries have been registering IPI excise tax presumed credits upon the acquisition of exempted goods manufactured therein and discussing the matter at Courts. Since 2009, Ambev has been receiving a number of tax assessments from the Brazilian Federal Tax Authorities relating to the disallowance of such presumed IPI excise tax credits and other IPI excise tax credits, which are under discussion before the Brazilian Supreme Court. Ambev management estimates the possible loss related to these assessments to be approximately 2.2 billion Brazilian real (0.7 billion US dollar) as of 30 June 2017. Ambev has not recorded any provision in connection therewith.

Over the years, Ambev has also received tax assessments from the Brazilian Federal Tax Authorities charging federal taxes allegedly unduly offset with the disallowed presumed IPI excise tax credits which are under discussion in the above mentioned proceedings. Ambev is challenging these charges before Courts. Ambev management estimates the possible loss related to these assessments to be approximately 0.8 billion Brazilian real (0.2 billion US dollar) as of 30 June 2017. Ambev has not recorded any provision in connection therewith.

In 2014 and 2015, Ambev received tax assessments from the Brazilian Federal Tax Authorities to charge the IPI excise tax, supposedly due over remittances of manufactured goods to related factories, for which a decision from the Upper House of the Administrative Tax Court is still pending. Ambev management estimates the possible loss related to these assessments to be approximately 1.6 billion Brazilian real (0.5 billion US dollar) as of 30 June 2017. Ambev has not recorded any provision in connection therewith.

Ambev is currently challenging tax assessments issued by the States of São Paulo, Rio de Janeiro, Minas Gerais and other States questioning the legality of ICMS tax credits arising from transactions with companies that has tax incentives. Ambev management estimates the possible losses related to these assessments to be approximately 1.9 billion Brazilian real (0.6 billion US dollar) as of 30 June 2017. Ambev has not recorded any provision in connection therewith.

Ambev was assessed by the State of Rio de Janeiro to charge the ICMS supposedly due with respect to unconditional discounts granted by Ambev from January 1996 to February 1998. In October, 2015 and January, 2016, Ambev paid the amounts under discussion in an incentive tax program under which discounts were granted, in the total amount of approximately 0.3 billion Brazilian real (0.1 billion US dollar). In 2013, 2014 and 2015, Ambev received similar tax assessments issued by the States of Pará and Piauí relating to the same issue, which are currently under discussion. After the above mentioned payments, Ambev management estimates the possible loss involved in these proceedings to be approximately 0.6 billion Brazilian real (0.2 billion US dollar) as of 30 June 2017. Ambev has not recorded any provision in connection therewith.

Over the years, Ambev has received tax assessments to charge supposed ICMS differences considered due when the price of the products sold by the company is above the fixed price table basis established by the relevant States, cases in which the State tax authorities understand that the calculation basis should be based on a value-added percentage over the actual prices and not the fixed table price. Ambev is currently challenging those charges before Courts. Among other similar cases of lower values received by Ambev during the year of 2016, the company received a new assessment issued by the State of Minas Gerais in the amount of 1.4 billion Brazilian real (0.4 billion US dollar). In the fourth quarter of 2016, Ambev received other assessments related to the same issue, with lower values. In the second quarter of 2017, the Administrative Tax Court of the State of Minas Gerais concluded the judgment of three relevant cases, unfavorable to Ambev. Now Ambev awaits for notification of these decisions. Nevertheless, Ambev intends to seek recourse in the judicial courts for these tax assessments. Ambev management the total possible loss related to this issue to be approximately 4.7 billion Brazilian real (1.4 billion US dollar) as of 30 June 2017. Ambev has recorded provisions in the total amount of 2 million Brazilian real (1 million US dollar) in relation to certain proceedings for which it considers the chances of loss to be probable due to specific procedural issues.

SOCIAL CONTRIBUTIONS

Ambev received some tax assessments issued by the Brazilian Federal Tax Authorities relating to amounts allegedly due under Integration Program / Social Security Financing Levy (PIS/COFINS) over bonus products granted to its customers. The cases are now being discussed at Courts. Ambev management estimates the possible loss related to these assessments to be approximately 1.9 billion Brazilian real (0.6 billion US dollar) as of 30 June 2017. No related provision has been made..

OTHER TAX MATTERS

During 2014, Anheuser-Busch InBev Worldwide Inc. received a net proposed tax assessment from the United States federal tax authorities (IRS) of 0.3 billion US dollar predominantly involving certain inter-company transactions, related to tax returns for the years 2008 and 2009. In November 2015, the IRS issued an additional proposed tax assessment of 0.1 billion US dollar for tax years

2010 and 2011. Anheuser-Busch InBev Worldwide Inc. has filed protests with the IRS for the 2008 to 2011 tax years and intends to vigorously defend its position.

In February 2015, the European Commission opened an in-depth state aid investigation into the Belgian excess profit ruling system. On 11 January 2016, the European Commission adopted a negative decision finding that the Belgian excess profit ruling system constitutes an aid scheme incompatible with the internal market and ordering Belgium to recover the incompatible aid from a number of aid beneficiaries. The Belgian authorities have contacted the companies that have benefitted from the system and have advised each company of the amount of incompatible aid that is potentially subject to recovery. The European Commission decision was appealed to the European Union’s General Court by Belgium on 22 March 2016 and by AB InBev on 12 July 2016. The appeals do not suspend the recovery process, and AB InBev cannot at this stage estimate the outcome of such legal proceedings. Based on the estimated exposure related to the excess profit ruling applicable to AB InBev, the different elements referred to above, as well as the possibility that taxes paid abroad and non-recognized tax loss carryforwards could eventually partly or fully offset amounts subject to recovery, if any, AB InBev has not recorded any provisions in connection therewith as of 30 June 2017.

WARRANTS

Certain holders of warrants issued by Ambev in 1996 for exercise in 2003 proposed lawsuits to subscribe correspondent shares for an amount lower than Ambev considers as established upon the warrant issuance. In case Ambev loses the totality of these lawsuits, the issuance of 172,831,574 shares would be necessary. Ambev would receive in consideration funds that are materially lower than the current market value. This could result in a dilution of about 1% to all Ambev shareholders. Furthermore, the holders of these warrants are claiming that they should receive the dividends relative to these shares since 2003, approximately 0.8 billion Brazilian real (0.3 billion US dollar) in addition to legal fees. Ambev disputes these claims and intends to continue to vigorously defend its case.

ANTITRUST MATTERS

On 12 December 2014, a lawsuit was commenced in the Ontario Superior Court of Justice against the Liquor Control Board of Ontario, Brewers Retail Inc. (known as The Beer Store or “TBS”) and the owners of Brewers Retail Inc. (Molson Coors Canada, Sleeman Breweries Ltd. and Labatt Breweries of Canada LP). The lawsuit was brought in Canada pursuant to the Ontario Class Proceedings Act, and sought, among other things: (i) to obtain a declaration that the defendants conspired with each other to allocate markets for the supply of beer sold in Ontario since 1 June 2000; (ii) to obtain a declaration that Brewers Retail Inc. and the owners of Brewers Retail Inc. conspired to fix, increase and/or maintain prices charged to Ontario licensees (on-trade) for beer and the fees charged by TBS to other competitive brewers who wished to sell their products through TBS and (iii) damages for unjust enrichment. As part of this third allegation, the plaintiffs allege illegal trade practices by the owners of Brewers Retail Inc. They are seeking damages not exceeding 1.4 billion Canadian dollars (1.0 billion US dollars), as well as, punitive, exemplary and aggravated damages of 5 million Canadian dollars (4m US dollars) and changes/repeals of the affected legislation. Ambev has not recorded any provision in connection therewith.

On 30 June 2016, the European Commission announced an investigation into alleged abuse of a dominant position by AB InBev through certain practices aimed at restricting trade from other EU countries to Belgium. The fact that an investigation has been initiated does not mean that the European Commission has concluded that there is an infringement. AB InBev is working constructively with the investigation. It is not possible to indicate how long the investigation will take or what the outcome will be and no provision has been made in connection therewith.

2009 DISPOSITIONS PENSION LITIGATION

On 1 December 2009, AB InBev and several of its related companies were sued in Federal Court in the Eastern District of Missouri in a lawsuit styled Richard F. Angevine v. AB InBev, et al. The plaintiff sought to represent a class of certain employees of Busch Entertainment Corporation, which was divested on 1 December 2009, and the four Metal Container Corporation plants which were divested on 1 October 2009. He also sought to represent certain employees of any other subsidiary of Anheuser-Busch Companies, Inc. (ABC) which were divested on 1 October 2009. The lawsuit contained claims that the class was entitled to enhanced retirement benefits under sections 4.3 and 19.11(f) of the Anheuser-Busch Companies’ Salaried Employees’ Pension Plan (the “Plan”). Specifically, plaintiff alleged that the divestitures resulted in his “involuntary termination” from “ABC and its operating division and subsidiaries” within three years after the 18 November 2008 ABC/InBev merger, which allegedly triggered the enhanced benefits under the Plan. The lawsuit claimed that by failing to provide the class members with these enhanced benefits, AB InBev, et al. breached their fiduciary duties under ERISA. The complaint sought punitive damages and attorneys’ fees. On 16 July 2010, the Court ruled that the claims for breach of fiduciary duty and punitive damages were not proper. The Court also found that Angevine did not exhaust his administrative remedies, which was required before filing a lawsuit. Angevine filed an appeal of this ruling with the Eighth Circuit Court of Appeals. On 22 July 2011, the Court of Appeals affirmed the decision of the lower court. No further appeals were filed.

On 15 September 2010, AB InBev and several of its related companies were sued in Federal Court for the Southern District of Ohio in a lawsuit entitled Rusby Adams et al. v. AB InBev et al. This lawsuit was filed by four employees of Metal Container Corporation’s facilities (“MCC”) in Columbus, Ohio, Gainesville, Florida, and Ft. Atkinson, Wisconsin that were divested on 1 October 2009. Similar to the Angevine lawsuit, these plaintiffs sought to represent a class of participants of the Anheuser-Busch Companies’ Inc. Salaried Employees’ Pension Plan (the “Plan”) who had been employed by subsidiaries of Anheuser-Busch Companies, Inc. that had been divested during the period of 18 November 2008 and 17 November 2011. The plaintiffs also alleged claims similar to the Angevine lawsuit: (1) that they were entitled to benefits under section 19.11(f) of the Plan; and (2) that the denial of benefits was a breach of fiduciary duty. AB InBev believed that it had defenses to these claims, and filed a motion to dismiss. On 25 April 2011, the Court dismissed the breach of fiduciary duty claims, and the only remaining claim was for benefits under section 19.11(f). On 28 March 2012, the Court certified that the case could proceed as a class action comprised of former employees of the divested MCC operations. On 9 January 2013, the Court granted AB InBev’s motion for Judgment on the Administrative Record. The plaintiffs appealed this decision on 5 February 2013. On 11 July 2014, the Court of Appeals for the 6th

Circuit reversed the lower court and remanded the case for judgment against AB InBev. On 16 September 2014, AB InBev’s Motion for Rehearing En Banc was denied. A Final Order and Judgment was then entered by the District Court on 24 December 2014, which ordered the Plan to provide the enhanced pension benefit under Section 19.11(f) to members of the certified class. The company believes that the total amount of the enhanced pension benefit is approximately 8m US dollar. Plaintiffs’ counsel has received approximately 1m US dollar in legal fees.

On 10 January 2012, a class action complaint asserting claims very similar to those asserted in the Angevine lawsuit was filed in Federal Court for the Eastern District of Missouri, styled Nancy Anderson et al. v. Anheuser-Busch Companies Pension Plan et al. Unlike the Angevine case, however, the plaintiff in this matter alleges complete exhaustion of all administrative remedies. The company filed a motion to dismiss on 9 October 2012. This was still pending when the Court allowed the complaint to be amended on 19 November 2012 to name four new plaintiffs. AB InBev filed a motion to dismiss on 17 December 2012. While this motion was pending, on 11 March 2013 the Court consolidated the case with the Knowlton case (see below) which had been transferred from California to Missouri.

On 10 October 2012, another class action complaint was filed against Anheuser-Busch Companies, LLC, Anheuser-Busch Companies Pension Plan, Anheuser-Busch Companies Pension Plan Appeals Committee and the Anheuser-Busch Companies Pension Plans Administrative Committee by Brian Knowlton, an employee of the divested Busch Entertainment Corporation (“BEC”). This complaint, filed in Federal Court in the Southern District of California, was amended on 12 October 2012. Like the other lawsuits, it claims that the employees of any divested assets were entitled to enhanced retirement benefits under section 19.11(f) of the Plan. However, it specifically excludes the divested Metal Container Corporation facilities that have been included in the Adams class action. On 6 November 2012, the plaintiffs filed a motion asking the court to move the Anderson case to California to join it with the Knowlton case for discovery. The company filed a motion to dismiss/motion to transfer the case to Missouri on 12 November 2012, which was granted on 30 January 2013. As outlined above, on 11 March 2013, the Knowlton case was then consolidated in Missouri with the Anderson case. On 19 April 2013 a consolidated complaint was filed, and a Motion to Dismiss was filed by the company on 10 May 2013. On 30 October 2013, the court dismissed the breach of fiduciary claims, and an answer was filed on 13 November 2013. On 19 November 2013, plaintiffs amended one count of the consolidated complaint. On 16 May 2014, the Court granted class certification. The class consists of divested BEC employees. On 10 November 2014, Plaintiffs filed a Motion for Judgment on the Pleadings based on the decision by the Sixth Circuit Court of Appeals in the Adams case. On 8 July 2015, the Court issued an order of partial judgment on the pleadings, holding that the employees of BEC were entitled to enhanced retirement benefits under the Plan. The 8 July 2015 order, however, was not a final, appealable order. On 21 August 2015, the company filed a motion seeking entry of a final, appealable order, as well as a stay pending appeal, both of which were granted on 9 October 2015. The company subsequently appealed. On February 22, 2017, the 8th Circuit Court of Appeals affirmed the lower court’s ruling, and awarded the enhanced pension benefit to the BEC Class. In addition, the Appeals Court remanded the case back to the lower court in order to determine whether the precise amount of the enhanced pension can be calculated. A Final Judgment is not expected until later this year. The company believes that the total amount of the enhanced pension benefit at issue in this case is approximately 66m US dollar.

22.	RELATED PARTIES

There are no material changes to the company’s related party transactions during the first six months of 2017, compared to 2016.

23.	EVENTS AFTER THE BALANCE SHEET DATE

None.